    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 1996
                                                   REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                              GIANT GROUP, LTD.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                   5812                      23-0622690
      (STATE OF OTHER        (PRIMARY STANDARD              (I.R.S. EMPLOYER
      JURISDICTION OR        INDUSTRIAL CODE NO.)             IDENTIFICATION
       ORGANIZATION)                                              NUMBER)

                                ---------------

                        150 EL CAMINO DRIVE, SUITE 303
                        BEVERLY HILLS, CALIFORNIA 90212
                                (310) 273-5678
  (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                 CATHY L. WOOD
                               GIANT GROUP, LTD.
                        150 EL CAMINO DRIVE, SUITE 303
                        BEVERLY HILLS, CALIFORNIA 90212
                                (310) 273-5678
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
                             GARY N. JACOBS, ESQ.
                          CHRISTENSEN, WHITE, MILLER,
                      FINK, JACOBS, GLASER & SHAPIRO, LLP
                     2121 AVENUE OF THE STARS, 18TH FLOOR
                         LOS ANGELES, CALIFORNIA 90067
                                (310) 553-3000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: Upon consummation of the Exchange Offer.

                                ---------------

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                     PROPOSED MAXIMUM  PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF           AMOUNT TO      OFFERING PRICE       AGGREGATE         AMOUNT OF
    SECURITIES TO BE REGISTERED    BE REGISTERED(1)     PER UNIT(2)    OFFERING PRICE(2) REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------------
Series B Cumulative Participating
 Preferred Stock, $.01 par value
 per share.......................      1,131,036           $1.91          $9,705,987          $3,347

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) The number of shares of Series B Cumulative Participating Preferred Stock, $.01 par value per share (the "Series B Preferred") of GIANT GROUP, LTD.
    (the "Registrant") to be registered has been determined based upon (a) 5,089,662 shares of common stock, $.10 per value per share (the "Rally's Common Stock"), of Rally's Hamburgers, Inc. which is the maximum number of shares subject to the Exchange Offer to which this Registration Statement relates and (b) an exchange ratio of one share of the Series B Preferred for each 4.5 shares of Rally's Common Stock which may be acquired in the Exchange Offer.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended
    (the "Securities Act").

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               GIANT GROUP, LTD.

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                       SHOWING LOCATION IN PROSPECTUS OF
                   INFORMATION REQUIRED BY ITEMS OF FORM S-4

            FORM S-4 ITEM NUMBER
                 AND CAPTION                                   PROSPECTUS
            --------------------                               ----------
 1.  Forepart of Registration Statement and
      Outside Front Cover Page of Prospectus.  Outside Front Cover Pages of Prospectus
 2.  Inside Front and Outside Back Cover
      Pages of Prospectus....................  Available Information; Incorporation of
                                                Certain Documents by Reference; Table of
                                                Contents
 3.  Risk Factors, Ratio of Earnings to Fixed  Outside Front Cover Pages of Prospectus;
      Charges and Other Information..........  Prospectus Summary; Risk Factors
 4.  Terms of Transaction....................  Prospectus Summary; The Offer
 5.  Pro Forma Financial Information.........  Prospectus Summary; Pro Forma Financial
                                                Information
 6.  Material Contacts with the Company Being
      Acquired...............................  Prospectus Summary; The Offer
 7.  Additional Information Required for
      Reoffering by Persons and Parties
      Deemed to be Underwriters..............  *
 8.  Interests of Named Experts and Counsel..  *
 9.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities............................  *
10.  Information with Respect to S-3
      Registrants............................  *
11.  Incorporation of Certain Information by
      Reference..............................  *
12.  Information with Respect to S-2 or S-3    Incorporation of Certain Documents by
      Registrants............................   Reference
13.  Incorporation of Certain Information by   Incorporation of Certain Documents by
      Reference..............................   Reference
14.  Information with Respect to Registrants
      Other Than S-3 or S-2 Registrants......  *
15.  Information with Respect to S-3
      Companies..............................  *
16.  Information with Respect to S-2 or S-3    Incorporation of Certain Documents by
      Companies..............................   Reference
17.  Information with Respect to Companies
      Other Than S-2 or S-3 Companies........  *
18.  Information if Proxies, Consents or
      Authorizations are to be Solicited.....  *
19.  Information if Proxies, Consents or
      Authorizations are not to be Solicited
      or in an Exchange Offer................  Incorporation of Certain Documents by
                                                Reference; The Offer

- --------
* Item is omitted because answer is in the negative or Item is inapplicable.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED MARCH 29, 1996

PROSPECTUS
                               GIANT GROUP, LTD.

                             OFFER TO EXCHANGE ITS
               SERIES B CUMULATIVE PARTICIPATING PREFERRED STOCK
                    (LIQUIDATION PREFERENCE $2.00 PER SHARE)
                         FOR UP TO 5,089,662 SHARES OF
                    COMMON STOCK, PAR VALUE $.10 PER SHARE,
                                       OF
                            RALLY'S HAMBURGERS, INC.

  The Offer, the proration period and withdrawal rights will expire at 12:00
Midnight, New York City Time on      , 1996, unless the offer is extended (the
"Expiration Date"). In order to participate in the Offer, holders of the Common Stock, par value $.10 per share (the "Rally's Common Stock"), of Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), must submit a Letter of Transmittal and comply with the other procedures for tendering in accordance with the instructions contained herein and in the Letter of Transmittal prior to the Expiration Date.

  GIANT GROUP, LTD., a Delaware corporation ("GIANT"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal" which, together with this Prospectus constitutes the "Offer"), to exchange its Series B Cumulative Participating Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), for up to 5,089,662 shares of Rally's Common Stock. Exchanges will be made on the basis of one share of Series B Preferred Stock for each 4.5 shares of Rally's Common Stock validly tendered and accepted for exchange in the Offer. GIANT will not acquire more than that number of shares of Rally's Common Stock that would result in GIANT owning 79.9% of the outstanding Rally's Common Stock. As long as Rally's Common Stock is publicly held, GIANT will cause Rally's to have two directors who are unaffiliated with GIANT's or Rally's management. The Board of Directors of Rally's has recommended that holders of Rally's Common Stock tender their shares in the Offer. Shares of Rally's Common Stock not accepted for exchange, because of prorations or otherwise, will be returned. Holders of Rally's Common Stock are urged to consult their financial and tax advisors in making a decision on what action to take in light of their own particular circumstances. For a description of the other terms of the Offer, see "The Offer."

  Prior to the Offer, there has been no public market for the Series B Preferred Stock. The Series B Preferred Stock has been approved for listing on the New York Stock Exchange (the "NYSE"), subject to notice of issuance and to the condition that there be at least 100 record or beneficial holders of the Series B Preferred Stock and 100,000 shares of the Series B Preferred Stock outstanding upon consummation of the Offer. Since the Offer is not conditioned upon any minimum number of shares of Rally's Common Stock being tendered, it is possible that the NYSE's distribution requirements will not be satisfied, in which event GIANT will seek to list the Series B Preferred Stock on another national securities exchange or qualify the Series B Preferred Stock for quotation on the NASDAQ National Market ("NASDAQ"). If the Offer is fully subscribed, GIANT will own, directly or indirectly, approximately 79.9% of the outstanding shares of Rally's Common Stock.

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
     THIS PROSPECTUS, AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                OFFENSE. THE DATE OF THIS PROSPECTUS IS , 1996.

(continued from previous page)

  The Series B Preferred Stock is a new issue of securities. Shares of Series B Preferred Stock will be entitled to receive cumulative dividends at the per share rate of $.10 per annum, payable $.05 per share semi-annually (the "Mandatory Dividend"). In addition, after GIANT Common Stock, $.01 par value per share ("GIANT Common Stock"), receives, in any semi-annual period, dividends equivalent per share to the Mandatory Dividend for such period, each share of Series B Preferred Stock will participate on an equal basis with shares of GIANT Common Stock in any additional dividends declared by GIANT's Board of Directors on GIANT Common Stock (subject to adjustment in the event of stock splits, stock dividends and similar events affecting GIANT Common Stock) during such period ("Participating Dividends"). GIANT will pay the holders of Series B Preferred Stock such Participating Dividends prior to paying any such additional dividends to the holders of GIANT Common Stock. The Series B Preferred Stock will have no maturity. In the event of a liquidation of GIANT and after all creditors have been paid, holders of Series B Preferred Stock will be entitled to receive $2.00 per share prior to any distributions to holders of GIANT Common Stock. After holders of GIANT Common Stock have received, upon the liquidation of GIANT, the equivalent of $2.00 per share of GIANT Common Stock, holders of Series B Preferred Stock will be entitled to participate, on an equal basis with holders of GIANT Common Stock, in any other distributions upon the liquidation of GIANT. The Series B Preferred Stock will be non-voting except as required by law; provided that upon failure by GIANT for three semi-annual periods (whether or not consecutive) to declare and pay Mandatory Dividends on the Series B Preferred Stock, holders of Series B Preferred Stock, voting separately as a class, will be entitled to elect two additional directors until such default has been cured. GIANT has no obligation to declare and pay Participating Dividends on the Series B Preferred Stock unless it has declared dividends on GIANT Common Stock in excess of $.05 per share in any semi-annual Mandatory Dividend period. It is not currently expected that GIANT will declare any dividends on GIANT Common Stock for the foreseeable future. The Series B Preferred Stock may not be treated differently (except for voting rights and subject to adjustment in the event of stock splits, stock dividends or similar events affecting GIANT Common Stock) than the GIANT Common Stock in any merger, reorganization, recapitalization or similar transaction. For a description of the Series B Preferred Stock, see "Description of GIANT Capital Stock."

  The Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which this Prospectus relates or an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation would be unlawful. The delivery of this Prospectus at any time does not imply that information herein is correct as of any time subsequent to its date. No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by GIANT.

  The Offer is not being made to, nor will GIANT accept tenders from, holders of Rally's Common Stock in any jurisdiction in which the Offer or acceptance thereof would not be in compliance with the securities or "blue sky" laws of such jurisdiction.

                             AVAILABLE INFORMATION

  GIANT and Rally's are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith file reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by GIANT and Rally's can be inspected and copied at the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the public reference section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. GIANT Common Stock is listed on the NYSE. Reports, proxy statements and other information concerning GIANT may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York. Rally's Common Stock is quoted on NASDAQ. Reports, proxy statements and other information concerning Rally's may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

                            ADDITIONAL INFORMATION

  GIANT has filed with the Commission a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Series B Preferred Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus concerning the provisions of any document referred to herein are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  GIANT's Annual Report on Form 10-K for the year ended December 31, 1995 (the "GIANT Form 10-K"), a copy of which is being furnished herewith, and its Current Reports on Form 8-K dated January 4, 16, 17, 29, and February 22, 1996 have been filed with the Commission and are incorporated herein by reference.

  Rally's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Rally's Form 10-K"), a copy of which is being furnished herewith, and its Current Report on Form 8-K dated February 5, 1996 have been filed with the Commission and are incorporated herein by reference.

  All documents filed by GIANT and Rally's pursuant to Section 13(a), 13(c) 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the Expiration Date shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. GIANT WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER OF RALLY'S COMMON STOCK TO WHOM THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO GIANT GROUP, LTD., 150 EL CAMINO DRIVE, SUITE 303, BEVERLY HILLS, CALIFORNIA 90212, ATTENTION: SECRETARY (TELEPHONE (310) 273-
5678). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS SHOULD BE MADE NOT LATER THAN FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   3
Additional Information....................................................   3
Incorporation of Certain Documents by Reference...........................   3
Prospectus Summary........................................................   5
  Giant...................................................................   5
  Rally's.................................................................   5
  The Offer...............................................................   5
Risk Factors..............................................................   9
  Tax Consequences of the Offer...........................................   9
  Absence of Public Market................................................   9
  Limitations on Voting Power.............................................   9
  Holding Company Structure; Limited Sources of Dividends.................   9
  Presence of Significant Stockholder; Stockholders Rights Plan...........  10
  Possible Limitation on Rally's NOL's....................................  10
  Activities by Foley Group...............................................  11
Comparison of Series B Preferred Stock and Rally's Common Stock...........  12
The Offer.................................................................  13
  General.................................................................  13
  Background..............................................................  13
  Purpose and Certain Effects of the Offer................................  15
  Recommendation of Rally's Board of Directors............................  16
  Fairness Opinions.......................................................  16
  Certain Information Regarding GIANT.....................................  22
  Terms of the Offer......................................................  23
  Expiration Date; Extensions; Amendments; Termination....................  24
  Procedures for Tendering................................................  25
  Letter of Transmittal...................................................  27
  Withdrawal of Tenders...................................................  27
  Acceptance of Shares and Proration......................................  28
  Exchange Agent and Information Agent....................................  28
  Fees and Expenses; Transfer Taxes.......................................  29
Market for Rally's Common Stock and GIANT Common Stock....................  29
Unaudited Pro Forma Financial Information.................................  31
Description of GIANT Capital Stock........................................  36
  Common Stock............................................................  36
  Preferred Stock.........................................................  36
  Series A Junior Participating Preferred Stock...........................  36
  Series B Cumulative Participating Preferred Stock.......................  36
  Stockholders Rights Plan................................................  37
  Delaware Business Combination Act.......................................  38
  Elimination of Monetary Liability for Directors.........................  38
  Indemnification.........................................................  39
  Transfer Agent and Registrar............................................  39
Taxation..................................................................  39
Legal Matters.............................................................  39
Experts...................................................................  40
Appendix I--Opinion of Houlihan, Lokey, Howard & Zukin, Inc............... A-1
Appendix II--Opinion of L.H. Friend, Weirress, Frankson & Presson, Inc. .. B-1
Appendix III--Certificate of Designation of Series B Cumulative
 Participating Preferred Stock............................................ C-1

                               PROSPECTUS SUMMARY

  The following summary does not purport to be complete and is qualified in its entirety by the detailed information contained elsewhere in, or incorporated by reference in, this Prospectus.

GIANT

  GIANT, a corporation organized under the laws of the State of Delaware in 1913, is a holding company which has owned both majority and minority interests in various operating subsidiaries. From 1985 through October 1994, GIANT's major operating subsidiaries were manufacturers of portland and masonry cements sold to ready-mix concrete plants, concrete product manufacturers, building material dealers, construction contractors and state and local government agencies. From 1987 through October 1994, GIANT also owned a resource recovery service for its cement subsidiaries. In October 1994, GIANT completed the sale of its cement and resource recovery operations. GIANT's assets currently consist of an approximate 48% interest in Rally's (which interest could increase to as much as 79.9% upon completion of the Offer), the securities of other entities, cash and cash equivalents. GIANT's management is actively pursuing investment opportunities to deploy the cash generated through the sale of the cement operations in October 1994. There can be no assurances, however, that GIANT will find suitable investment opportunities. GIANT, through its equity interest in Rally's, has also been involved in the operation and franchising of double drive-thru hamburger restaurants. At March 7, 1996, GIANT owned, directly and indirectly, 7,430,302 shares of Rally's Common Stock. GIANT'S principal executive offices are located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212, telephone (310) 273-5678.

RALLY'S

  Rally's is one of the largest chains of double drive-thru restaurants in the United States. At March 7, 1996, the Rally's system included 481 restaurants in 19 states, primarily in the Midwest and the Sunbelt, comprised of 238 company-owned and 243 franchised restaurants. Rally's restaurants offer high quality fast food, served quickly and at everyday prices generally below the regular prices of the four largest hamburger chains. Rally's serves the drive-thru and take-out segments of the quick-service restaurant market. Rally's opened its first restaurant in January 1985 and began offering franchises in November 1986. Rally's principal executive offices are located at 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223, telephone (502) 245-8900.

THE OFFER

PURPOSE OF THE OFFER

  The purpose of the Offer is to maximize the value of GIANT's investment in Rally's. See "The Offer--Purpose and Certain Effects of the Offer."

TERMS OF THE OFFER

  Upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal, GIANT hereby offers to exchange its Series B Preferred Stock for up to 5,089,662 shares of Rally's Common Stock. Exchanges will be made on the basis of one share of Series B Preferred Stock for each 4.5 shares of Rally's Common Stock validly tendered and accepted for exchange in the Offer. There is no minimum number of shares of Rally's Common Stock which will be accepted. If the Offer is not fully subscribed, the shares of Series B Preferred Stock which are issued may have less liquidity because fewer shares of Series B Preferred Stock would be outstanding.

EXPIRATION DATE; WITHDRAWALS

  Upon the terms and subject to the conditions of the Offer, including the provisions relating to proration described herein, GIANT will accept for exchange up to 5,089,662 shares of Rally's Common Stock, validly tendered and not withdrawn prior to the Expiration Date. Tenders of Rally's Common Stock pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for exchange by GIANT, may be withdrawn at any time after
40 Business Days (as defined herein) from          , 1996. Shares of Rally's
Common Stock not accepted because of proration will be returned to the tendering holders at GIANT'S expense as promptly as practicable following the Expiration Date. A "Business Day" shall mean any day other than a day on which banking institutions in The City of New York are authorized or required by law to close. See "The Offer--Withdrawal of Tenders"; "--Expiration Date; Extensions; Amendments; Termination" and "--Acceptance of Shares and Proration."

EXTENSIONS; AMENDMENTS; TERMINATION

  Except as set forth in the following sentence, GIANT expressly reserves the right to (i) extend, amend or modify the terms of the Offer in any manner and
(ii) withdraw or terminate the Offer and not accept for exchange any Rally's Common Stock, at any time prior to the Expiration Date for any reason. However, GIANT will not accept more than that number of shares of Rally's Common Stock which would result in GIANT owning 79.9% of the Rally's Common Stock issued and outstanding as of the Expiration Date. See "The Offer--Expiration Date; Extensions; Amendments; Termination."

PROCEDURES FOR TENDERING

  Each holder of Rally's Common Stock wishing to participate in the Offer must
(i) properly complete and sign the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) in accordance with the instructions contained herein and in the Letter of Transmittal, together with any required signature guarantees, and deliver the same to Chemical Mellon Shareholder Services, LLC ("Chemical Mellon"), as Exchange Agent, at one of its addresses set forth in "The Offer--Exchange Agent and Information Agent," prior to the Expiration Date and either (a) certificates for the Rally's Common Stock tendered must be received by the Exchange Agent at such address or (b) such Rally's Common Stock must be transferred pursuant to the procedures for book-entry transfer described herein and a confirmation of such book-entry transfer must be received by the Exchange Agent, in each case prior to the Expiration Date or
(ii) comply with the guaranteed delivery procedures described herein.

  IN ORDER TO PARTICIPATE IN THE OFFER, HOLDERS OF RALLY'S COMMON STOCK MUST SUBMIT A LETTER OF TRANSMITTAL AND COMPLY WITH THE OTHER PROCEDURES FOR TENDERING IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN AND IN THE LETTER OF TRANSMITTAL PRIOR TO THE EXPIRATION DATE.

  LETTERS OF TRANSMITTAL, RALLY'S COMMON STOCK AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT ONLY TO THE EXCHANGE AGENT. SUCH MATERIALS SHOULD NOT BE SENT TO GIANT OR THE INFORMATION AGENT.

SPECIAL PROCEDURE FOR BENEFICIAL OWNERS

  Any beneficial owner whose Rally's Common Stock is registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Rally's Common Stock should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing a Letter of Transmittal and delivering its Rally's Common Stock, either make appropriate arrangements to register ownership of the Rally's Common Stock in such owner's name or obtain a properly completed stock power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See "The Offer--Procedures for Tendering--Special Procedure for Beneficial Owners."

RISK FACTORS

  Prior to deciding whether to accept the Offer, each Holder of Rally's Common Stock should carefully consider all of the information contained in this Prospectus. See "Risk Factors" beginning on page 9 for a discussion of certain important factors that should be considered in evaluating the terms of the Offer.

GUARANTEED DELIVERY PROCEDURES

  If a holder desires to accept the Offer and time will not permit a Letter of Transmittal or Rally's Common Stock to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected in accordance with the guaranteed delivery procedures set forth in "The Offer--Procedures for Tendering-- Guaranteed Delivery."

ACCEPTANCE OF SHARES AND PRORATION

  Upon the terms and subject to the conditions of the Offer, GIANT will accept for exchange all shares of Rally's Common Stock validly tendered and not withdrawn prior to the Expiration Date. Upon the terms and subject to the conditions of the Offer, if more than 5,089,662 shares of Rally's Common Stock have been validly tendered and not withdrawn prior to the Expiration Date, GIANT will accept for exchange shares of Rally's Common Stock from each tendering holder on a pro rata basis, subject to adjustment to avoid the acceptance for exchange of fractional shares or the issuance of fractional shares of Series B Preferred Stock.

  All shares of Rally's Common Stock not accepted pursuant to the Offer, including shares not purchased because of proration, will be returned to the tendering holders at GIANT's expense as promptly as practicable following the Expiration Date.

DELIVERY OF SERIES B PREFERRED STOCK

  Subject to the terms and conditions of the Offer, the delivery of the Series B Preferred Stock to be issued pursuant to the Offer will occur as promptly as practicable following the Expiration Date. See "The Offer--Terms of the Offer" and "--Expiration Date; Extensions; Amendments; Termination."

  If proration of tendered shares of Rally's Common Stock is required, because of the difficulty in determining the number of shares of Rally's Common Stock validly tendered (including shares tendered by the guaranteed delivery procedures described in "Terms of the Offer--Procedures for Tendering), GIANT does not expect to be able to announce the final proration factor or to commence the exchange for any shares of Rally's Common Stock pursuant to the Offer until approximately seven Business Days after the Expiration Date. Preliminary results of the proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Rally's Common Stock may obtain such preliminary information from the Information Agent and may also be able to obtain such information from their brokers.

VOTING RIGHTS AND DIVIDENDS OF SERIES B PREFERRED STOCK AND RALLY'S COMMON
STOCK

  Each share of Rally's Common Stock is entitled to one vote on all matters submitted to a vote of Rally's stockholders. Shares of Series B Preferred Stock will not be entitled to vote except under limited circumstances. Each share of Series B Preferred Stock will be entitled to receive Mandatory Dividends, which are cumulative at the rate of $.10 per annum, payable semi-annually. After GIANT Common Stock has received dividends per share equivalent to the Mandatory Dividend for such semi-annual dividend period, each share of Series B Preferred Stock will be entitled to receive Participating Dividends on an equal basis (subject to adjustment in the event of stock splits, stock dividend, and similar events affecting GIANT Common Stock), with each share of GIANT Common Stock when, as and if declared by GIANT's Board of Directors. It is not expected that GIANT will declare any dividends on GIANT Common Stock for the foreseeable future. See "Comparison of Series B Preferred Stock and Rally's Common Stock."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The exchange of Rally's Common Stock for Series B Preferred Stock will be a taxable event. Generally, gain or loss will be recognized in an amount equal to the difference between the fair market value on the Expiration Date of the Series B Preferred Stock received in the exchange and the exchanging holder's tax basis in the Rally's Common Stock exchanged therefor. See "Taxation."

UNTENDERED SHARES

  Holders of Rally's Common Stock who do not tender their Rally's Common Stock in the Offer or whose Rally's Common Stock is not accepted for exchange will continue to hold such Rally's Common Stock, which is quoted on NASDAQ, and will be entitled to all the rights, and will be subject to all of the limitations, applicable thereto.

EXCHANGE AGENT AND INFORMATION AGENT

  Chemical Mellon has been appointed as Exchange Agent in connection with the Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to D.F. King & Co., Inc. which has been retained by GIANT to act as Information Agent for the Offer. The addresses and telephone numbers of the Exchange Agent and the Information Agent are set forth in "The Offer--Exchange Agent and Information Agent" and on the outside back cover of this Prospectus.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

  GIANT's historical earnings were inadequate to cover its fixed charges by $.3 million, $5.5 million, $1.9 million, $1.2 million and $.8 million for the years ended December 31, 1995, 1994, 1993, 1992 and 1991.

                                 RISK FACTORS

  Holders of Rally's Common Stock who are considering participating in the Offer should carefully consider the following risk factors in addition to the other information set forth elsewhere in this Prospectus.

TAX CONSEQUENCES OF THE OFFER

  The exchange of Rally's Common Stock for Series B Preferred Stock will be a taxable event. Generally, gain or loss will be recognized in an amount equal to the difference between the fair market value on the Expiration Date of the Series B Preferred Stock received in the exchange and the exchanging holder's tax basis in the Rally's Common Stock exchanged therefor. See "Taxation." All holders of Rally's Common Stock are advised to consult their tax advisors regarding the federal, state, local and foreign tax consequences of the exchange of Rally's Common Stock for Series B Preferred Stock.

ABSENCE OF PUBLIC MARKET

  The Series B Preferred Stock is a new issue of securities with no established trading market. While the Series B Preferred Stock has been approved for listing on the NYSE, subject to notice of issuance and to the condition that there be at least 100 record or beneficial holders and 100,000 shares of the Series B Preferred Stock outstanding upon completion of the Offer, there can be no assurance that an active market for the Series B Preferred Stock will develop or be sustained in the future. Since the Offer is not conditioned on any minimum number of shares of Rally's Common Stock being tendered, it is possible that the NYSE's distribution requirements will not be satisfied, in which event GIANT will seek to list the Series B Preferred Stock on another national securities exchange or qualify the Series B Preferred Stock for quotation on NASDAQ. No assurance can be given as to the liquidity of, or trading markets, if any, for, the Series B Preferred Stock.

  To the extent Rally's Common Stock is tendered and accepted in the Offer, the liquidity and trading market for the Rally's Common Stock to be outstanding following the Offer, and the terms upon which such shares of Rally's Common Stock could be sold, could be adversely affected. In addition, if the Offer is substantially subscribed or oversubscribed, there could be a risk that round lot holdings of Rally's Common Stock outstanding following the Offer would be limited.

  The Offer is for up to 5,089,662 shares of Rally's Common Stock. If GIANT were to acquire all such shares, it would own approximately 79.9% of the outstanding Rally's Common Stock following the Offer. Rally's Common Stock is quoted on NASDAQ. The maintenance criteria for continued inclusion on NASDAQ include the following: 200,000 shares publicly held; minimum market value of publicly held shares of $1,000,000; and a minimum of 400 shareholders or 300 round lot holders. Upon completion of the Offer, it is anticipated there will be at least approximately 3,150,000 publicly held shares of Rally's Common Stock. Accordingly, it is not expected that successful completion of the Offer will adversely affect the eligibility of Rally's Common Stock for continued quotation on NASDAQ.

LIMITATIONS ON VOTING POWER

  Holders of Series B Preferred Stock will not have the right to vote on matters presented to stockholders of GIANT except as required by law; provided, however, that in the event that GIANT shall fail to declare and pay Mandatory Dividends on the Series B Preferred Stock for three semi-annual periods (whether or not consecutive), the holders of Series B Preferred Stock would be entitled to elect, separately as a class, two additional directors to the Board of Directors of GIANT, until such default has been cured.

HOLDING COMPANY STRUCTURE; LIMITED SOURCES OF DIVIDENDS

  GIANT is a holding company whose only assets immediately following the Offer are expected to be Rally's Common Stock, the securities of other entities, cash and cash equivalents. GIANT's management is actively pursuing opportunities to deploy the cash generated primarily through the 1994 sale of its cement operations. GIANT's subsidiaries, other than Rally's, also have virtually no operations. The ability of GIANT to pay dividends on the Series B Preferred Stock is, and will continue to be, dependent upon the amount of cash and other liquid assets held by GIANT, the ability of Rally's to pay dividends to GIANT and earnings from other investments or operations held by GIANT. The ability of Rally's to pay dividends is presently restricted by the terms of Rally's indenture (the "Rally's Indenture") relating to Rally's 9 7/8% Senior Notes due 2000 (the "Senior Notes"). There can be no assurance that the terms of financing and other agreements entered into in the future by GIANT, Rally's and other GIANT subsidiaries will not restrict the payment of dividends.

PRESENCE OF SIGNIFICANT STOCKHOLDER; STOCKHOLDERS RIGHTS PLAN

  Upon successful completion of the Offer, GIANT will own approximately 79.9% of outstanding Rally's Common Stock and, therefore, will be able to elect the entire Board of Directors of Rally's and to cause the approval or disapproval of any matter presented to Rally's stockholders for a vote. GIANT has, however, committed to Rally's that, so long as Rally's Common Stock is publicly traded, it will cause Rally's to have two directors who are not affiliated with the management of GIANT or Rally's.

  Burt Sugarman, the Chairman of the Board and Chief Executive Officer of GIANT and the Chairman of the Board of Rally's, presently owns approximately 29.1% of the outstanding GIANT Common Stock and, assuming exercise of all stock options owned by him, would own approximately 46.9% of the GIANT Common Stock. As a result of his stockholdings, Mr. Sugarman has substantial influence on the outcome of matters presented to GIANT stockholders.

  As a result of the concentration of the ownership of Rally's and GIANT, as described above, it is unlikely that a change in control of Rally's could occur without the concurrence of GIANT or that a change in control of GIANT could occur without the concurrence of Mr. Sugarman. The foregoing may have the effect of discouraging certain types of transactions involving an actual or potential change in control of Rally's or GIANT, including transactions in which holders of Rally's Common Stock or the Series B Preferred Stock might otherwise receive a premium for their shares over current market prices.

  GIANT has adopted a Stockholders Rights Plan which inhibits the acquisition by any person of more than 15% of the outstanding GIANT Common Stock. The Stockholders Rights Plan may have the effect of discouraging certain persons from attempting to gain control of GIANT. See "Description of GIANT Capital Stock--Stockholders Rights Plan."

POSSIBLE LIMITATION ON RALLY'S NOL'S

  Section 382 of the Internal Revenue Code of 1986, as amended, provides, inter alia, that if, during any three-year period, the percentage of a company's stock owned by one or more 5% shareholders increases by more than 50 percentage points, over the lowest percentage of the company's stock owned by such shareholders during such period, then the amount of net operating losses ("NOL's") which can be offset against taxable income will be limited. Whenever a substantial portion of the equity ownership of a company changes, there is a risk that such change of ownership, when aggregated with other transfers during the relevant period, could trigger the limitations imposed by Section
382. Rally's currently has approximately $34 million in NOL's. No assurance can be given (i) that the limitations imposed by Section 382 will not be triggered if other transfers of Rally's Common Stock are aggregated, for purposes of Section 382, with any transfers resulting from the Offer, or (ii) that Rally's will generate taxable income against which it can offset its NOL's. In addition, any significant purchases of GIANT Common Stock by one or more 5% stockholders of GIANT or others may indirectly or inadvertently trigger the Section 382 limitation with respect to Rally's NOL's. No assurance can be given that other such purchases of GIANT Common Stock will not occur. Based upon information available to it at this time, GIANT's management believes that the Section 382 limitation on Rally's NOL's should not be triggered as a result of the Offer.

ACTIVITIES BY FOLEY GROUP

  In December 1995, a group purporting to consist of Fidelity National Financial, Inc. ("Fidelity"), an undisclosed subsidiary of Fidelity and William P. Foley, II (collectively, the "Foley Group"), filed a Schedule 13D with the Commission with respect to GIANT Common Stock, and according to subsequent amendments to their Schedule 13D, as amended, currently own approximately 14.7% of GIANT Common Stock. On December 19, 1995, GIANT initiated litigation against the Foley Group, their affiliate, CKE Enterprises, Inc. ("CKE") which indirectly operates the Carl's Jr. restaurant chain, and certain other individuals, and amended its complaint on January 3, 1996. The amended complaint alleges, among other things, that the Foley Group and the other defendants had improperly amassed their position in GIANT through misuse of inside information relating to GIANT and Rally's, failed to disclose the full identity of the members of the Foley Group and failed to disclose their intent to acquire control of GIANT and Rally's and to attempt to force Rally's into a Chapter 11 proceeding in order to benefit CKE. The defendants have denied the essential allegations of the amended complaint, and Fidelity and Mr. Foley filed a first amended counterclaim which, challenged, among other things, GIANT's adoption of the Stockholders Rights Plan, GIANT's open market purchases in January 1996 of 535,527 shares of GIANT Common Stock, GIANT's sale to Rally's in January 1996 of $22 million principal amount of Senior Notes and GIANT's making of this Offer. Among other things, the Foley Group alleges that this Offer is unfair to GIANT and its stockholders because it is allegedly too favorable to Rally's stockholders. Contrary to the allegations of Fidelity and Mr. Foley, GIANT has received an opinion from L.H. Friend, Weinress, Frankson & Presson, Inc. ("L.H. Friend"), its financial advisor, to the effect that the Offer is fair to GIANT from a financial point of view. See "The Offer--Fairness Opinions." Among other relief, Fidelity and Mr. Foley have requested declaratory and injunctive relief seeking to prevent this Offer. GIANT's complaint and the Fidelity counterclaim are being actively litigated. In response to GIANT's first motion to dismiss Fidelity's and Mr. Foley's counterclaims, the court required Fidelity and Mr. Foley to amend their counterclaim to attempt to cure the deficiencies raised by GIANT's motion. The court stated that "the Court will be inclined to consider the forthcoming Second Amended Counterclaims as counterclaim plaintiffs' last and strongest pleading. Therefore, if counterclaim defendants file a motion to dismiss the forthcoming Second Amended Counterclaims, and if warranted, the Court will dismiss any subject claims without leave to amend." On March 22, 1996, Fidelity and Mr. Foley filed a second amended counterclaim, and on March 28, 1996, GIANT filed a motion to dismiss such counterclaim. See "The Offer-- Background."

  On February 14, 1996, Fidelity made an unsolicited proposal to acquire GIANT on the basis of each share of GIANT Common Stock being exchanged for Fidelity common stock valued by Fidelity at $12.00 per share. The Fidelity proposal was conditioned, among other things, on the Offer being terminated. Since GIANT's Board of Directors concluded that GIANT's and its stockholders' best interests were best served by GIANT remaining independent, GIANT's Board of Directors determined that GIANT is not for sale, declined the Fidelity proposal and determined to proceed with the Offer. In its letter, Fidelity indicated that it was also considering initiating a proxy solicitation to GIANT's stockholders to seek to obtain control of GIANT. On March 1, 1996, Fidelity notified GIANT that, at GIANT's forthcoming Annual Meeting of Stockholders, it will seek to elect Roger D. Loomis, Jr., Seymour Preston, Jr., Andrew F. Puzder and Frank P. Willey to serve on GIANT's Board of Directors and that such persons would, if elected, be committed to effect an immediate merger of GIANT with and into Fidelity. According to Fidelity's letter, if such a merger could not be implemented, such persons would consider a liquidation of GIANT.

  Although GIANT believes that its responses to the Foley Group and its affiliates have been reasonable and appropriate under the circumstances and necessary to protect the interests of GIANT and its stockholders, the continued activity of the Foley Group has diverted management's attention and GIANT's resources.

  It is anticipated that GIANT will experience increased legal and administrative expenses in 1996 due to the foregoing by an amount which is not determinable at this time. However, GIANT believes these expenses will not have a material effect on GIANT's financial condition or results of operation.

        COMPARISON OF SERIES B PREFERRED STOCK AND RALLY'S COMMON STOCK

  The following is a brief summary of certain terms of the Series B Preferred Stock and Rally's Common Stock. For a more complete description of the Series B Preferred Stock, see "Description of GIANT Capital Stock."

                        SERIES B PREFERRED STOCK        RALLY'S COMMON STOCK

Issuer:            GIANT                              Rally's

Dividend/Distribution
Rate:              Each share of the Series B         Holder's of Rally's
                   Preferred Stock will be            Common Stock are
                   entitled to receive cumulative     entitled to receive
                   Mandatory Dividends at the         dividends when, as and
                   rate of $.10 per annum,            if declared by the
                   payable semi-annually. In          Rally's Board of
                   addition, after GIANT Common       Directors. Since 1989,
                   Stock receives dividends for       when Rally's redeemed,
                   the applicable semi-annual         for $.01 per right,
                   period equivalent on a per         certain stock purchase
                   share basis to the Mandatory       rights distributed to
                   Dividend for such period, each     Rally's stockholders, no
                   share of Series B Preferred        dividends have been
                   Stock will be entitled to          paid, and Rally's
                   participate on an equal basis      Indenture restricts
                   with each share of GIANT           payment of dividends.
                   Common Stock in any additional
                   dividends or distributions
                   declared on GIANT Common Stock
                   when, as and if declared by
                   the Board of Directors of
                   GIANT (subject to adjustment
                   in the event of any stock
                   splits, stock dividends or
                   similar events affecting GIANT
                   Common Stock). It is not
                   currently expected that GIANT
                   will declare any dividends on
                   GIANT Common Stock for the
                   foreseeable future.

Liquidation        $2.00 per share and, after         None.
Preference:        payment of $2.00 per share to
                   holders of GIANT Common Stock
                   (subject to adjustment in the
                   event of any stock splits,
                   stock dividends or similar
                   events affecting GIANT Common
                   Stock), equal participation
                   with GIANT Common Stock.

Voting Rights:     None, except as required by        One vote for each share
                   law; provided that upon            of Rally's Common Stock
                   failure by GIANT for three         on all matters presented
                   semi-annual periods (whether       to stockholders.
                   or not consecutive) to declare
                   and pay Mandatory Dividends,
                   holders of Series B Preferred
                   Shares, voting separately as a
                   class, will be entitled to
                   elect two additional directors
                   until such default has been
                   cured.

Listing:           The Series B Preferred Stock       Rally's Common Stock is
                   has been approved for listing      quoted on NASDAQ.
                   on the NYSE, subject to notice
                   of issuance and to compliance
                   with distribution
                   requirements. In the event the
                   NYSE distribution requirements
                   are not satisfied, GIANT will
                   seek to list the Series B
                   Preferred Stock on another
                   national securities exchange
                   or qualify the Series B
                   Preferred Stock for quotation
                   on NASDAQ.

                                   THE OFFER

GENERAL

  Participation in the Offer is voluntary and holders of Rally's Common Stock should carefully consider whether or not to participate. Holders of Rally's Common Stock are urged to consult their financial and tax advisors in making their decisions on what action to take in light of their own particular circumstances.

BACKGROUND

  GIANT has been a stockholder of Rally's since 1987. From time to time, certain members of the respective Boards of Directors of GIANT and Rally's have given preliminary consideration to various possible transactions involving Rally's, including mergers, sales of Rally's Common Stock to GIANT or others and sales of all or a portion of GIANT's holdings in Rally's to a third party. In June 1993, Burt Sugarman, David Gotterer and Wayne Albritton, who at the time were the Chairman of the Board and Chief Executive Officer of GIANT and Rally's, Vice Chairman of GIANT and a Director of Rally's, and President and Chief Operating Officer and a Director of Rally's, respectively, met with representatives of Checkers Restaurants, Inc. ("Checkers"), another hamburger drive-thru restaurant chain, concerning a possible merger or similar transaction. Additional meetings and discussions occurred in February, March and June 1995, and in February 1996. All of these discussions were preliminary and no agreements were reached. No such discussions are ongoing.

  In May, June and August 1994, meetings and discussions took place between representatives of GIANT, including Messrs. Sugarman and Gotterer, and representatives of Rally's, including Mr. Albritton and Randy Laney (who at the time was Rally's Chief Financial Officer), in connection with a possible merger with or infusion of capital into Rally's. In August 1994, these discussions resulted in Rally's and GIANT entering into a restricted common stock subscription agreement pursuant to which GIANT acquired, in October 1994, 2,500,000 shares of Rally's Common stock for $10,000,000 or $4.00 per share.

  Commencing in the summer of 1995, representatives of GIANT and Rally's had discussions with representatives of Fidelity and its affiliate CKE which operates the Carl's, Jr. chain of restaurants. The discussions related to possible transactions involving Rally's, including the possible acquisition by Fidelity or CKE of a portion of the Rally's Common Stock owned by GIANT, the conversion of certain Rally's restaurants to test market a Carl's, Jr. restaurant concept and CKE's entering into a management agreement with Rally's. All of these discussions were preliminary and did not result in any agreements being reached. The discussions are not ongoing. In furtherance of the discussions GIANT and Rally's provided to Fidelity and CKE, on a confidential basis, information concerning GIANT and Rally's. GIANT has alleged that while in possession of such confidential information, Fidelity purchased significant quantities of GIANT Common Stock. GIANT, Fidelity, CKE and others are presently involved in litigation related to such purchases, among other issues. See "Risk Factors--Activities by Foley Group."

  On December 11, 1995, Rally's Board of Directors constituted a Special Committee consisting of Jeffrey Rosenthal, Willie Davis, Michael Fleishman and Jack Roschman, all of whom are directors of Rally's who are unaffiliated with GIANT's management, to explore strategic alternatives involving Rally's relationship with GIANT. On December 12, 1995, the Special Committee authorized the engagement of a financial advisor and special counsel to assist the Special Committee in connection with any potential transaction with GIANT. On December 24, 1995, the Special Committee engaged Houlihan Lokey Howard & Zukin, Inc. ("Houlihan, Lokey") as financial advisor to the Special Committee, and also engaged special counsel. The Special Committee concluded that Rally's and its stockholders would benefit from some form of business combination or other closer links with GIANT because GIANT's financial resources could provide substantial assistance in stabilizing and restructuring Rally's operations and improving its financial position and performance.

  In their discussions leading to the Offer, the Special Committee and GIANT considered the advisability of a merger or other business combination with GIANT and concluded that it should not be pursued at that time because certain provisions of the Rally's Indenture could, on such a merger or business combination, arguably require Rally's to make an offer to purchase the Senior Notes at 101% of their principal amount, a result which would be undesirable to Rally's and its stockholders. Additionally, in a merger or other business combination, the holders of Rally's Common Stock would not have the option of retaining their Rally's Common Stock. Accordingly, the Special Committee and GIANT did not pursue a merger or other business combination, and directed their attention to the possibility of GIANT making an exchange offer for Rally's Common Stock. (GIANT determined not to make a cash offer because it wished to conserve its cash resources for other corporate investments.) In late December 1995, various members of the Special Committee had informal conversations amongst themselves about proposing an exchange offer to GIANT.

  In late December 1995, and early January 1996, Mr. Rosenthal had conversations with Mr. Sugarman concerning the value of the consideration which GIANT might be prepared to offer the Rally's stockholders. The values discussed by GIANT were in the range of $1.30-$1.35 per share of Rally's Common Stock , and the range of values discussed by Mr. Rosenthal was $1.50- $1.75 per share. The possibility of issuing a GIANT preferred stock in such a transaction was discussed conceptually. At a telephonic meeting on December 31, 1995, the Special Committee requested advice from Houlihan, Lokey about the potential benefits of such a transaction to Rally's and its stockholders. The Special Committee met telephonically on January 3, 1996 to discuss the conversations wherein Mr. Rosenthal advised the Special Committee that the negotiations with GIANT appeared at an impasse over price and might not proceed further. Houlihan, Lokey advised the Special Committee that it believed Rally's Common Stock had a value in the $1.50-$2.00 range.

  On or about January 18, 1996, in response to efforts by Messrs. Rosenthal and Fleischman to recommence discussions with GIANT, GIANT directors Terry Christensen and David Gotterer (who is also a Rally's director) made a new proposal to the Special Committee's counsel that GIANT make an offer to holders of Rally's Common Stock on the basis of one share of a new series of GIANT preferred stock, having a value of approximately $9.00 per share, for
4.5 shares of Rally's Common Stock. As originally proposed, the GIANT preferred stock would have had a liquidation preference of $9.00 per share and would only receive dividends if declared on the same basis as GIANT Common Stock. The GIANT proposal contemplated that Rally's would remain a publicly held entity. On January 18, 1996, the Special Committee took the proposal under advisement.

  On January 19, 1996, the Special Committee met again by telephone. The Special Committee was advised that GIANT was prepared to seek to list the proposed GIANT preferred stock on the NYSE, and that because of its dividend participation and other features, such stock was intended by GIANT to trade at a level approximating the trading level for GIANT Common Stock. In the meeting it was noted that the GIANT proposal was for a voluntary exchange offer in which Rally's stockholders could decline to participate, did not contain any lock-up or break-up fee features, and represented a premium of approximately 34% over the recent prices for Rally's Common Stock (based on the price for GIANT Common Stock and assuming that the new GIANT preferred stock would be equivalently valued). Houlihan, Lokey's representatives, who participated in the meeting, commented, among other things, that the new preferred stock would likely trade at levels comparable to GIANT Common Stock but could give no assurance that it would in fact trade at such levels.

  On January 20, 1996, Rally's Board of Directors, upon the recommendation of the Special Committee and receipt of an oral opinion from Houlihan Lokey that the consideration to be received by Rally's stockholders in the exchange was fair to them from a financial point of view, voted, with Burt Sugarman, David Gotterer and Mary Hart abstaining, to recommend an exchange offer at the exchange ratio and on the terms proposed by GIANT, provided the following conditions were satisfied: GIANT agreeing to limit the maximum number of shares of Rally's Common Stock to be acquired so that at least 15.1% of Rally's Common Stock (on a diluted basis after taking into account vested options) would be owned by persons other than GIANT and its subsidiaries, thereby increasing the likelihood that Rally's Common Stock continue to be eligible for quotation on NASDAQ; GIANT committing, so long as Rally's Common Stock is publicly held, to cause Rally's Board of Directors to include two directors who are unaffiliated with GIANT's and Rally's management; GIANT applying to the NYSE to list the preferred stock; and Rally's receiving a written opinion from its financial advisor to the effect that the Offer is fair from a financial point of view to the holders of Rally's Common Stock other than GIANT.

On January 22, 1996, GIANT filed an amendment to its Schedule 13D pertaining to Rally's to reflect its intention to make an offer in accordance with the foregoing, and Rally's issued a press release with respect thereto.

  In March 1996, GIANT revised the terms of its proposed preferred stock to the terms of the Series B Preferred Stock described in this Prospectus. The changes resulted from GIANT's desire that the economic attributes of the preferred stock more closely parallel the economic attributes of GIANT Common Stock and from conversations with the NYSE in connection with the listing of the preferred stock on the NYSE. On March 19, 1996, the Special Committee reviewed the revised terms with Houlihan, Lokey and counsel, and the Special Committee voted to recommend the Offer.

  In late January 1996, Rally's purchased from GIANT in two transactions an aggregate of $22 million principal amount, plus accrued interest, of Senior Notes for $11.1 million cash and cash equivalents and $4.1 million in a short term note payable in installments through September 1996. Interest on the note is at Bank of America's reference rate for short term obligations. GIANT also agreed to provide Rally's with a short-term credit facility of up to $2,000,000 to provide for certain seasonal financing requirements, and a letter of credit in the amount of $793,500 to secure certain workers' compensation claims. Interest on the advances under the credit facility are at Bank of America's reference rate for short term obligations, and GIANT is to be reimbursed for its costs incurred in connection with providing and maintaining the letter of credit. Rally's has borrowed $1,600,000 under the short-term credit facility, of which $600,000 is currently outstanding.

  The NYSE has approved the Series B Preferred Stock for listing, subject to notice of issuance and to the condition that there be a minimum of 100 record or beneficial holders of the Series B Preferred and 100,000 shares of the Series B Preferred Stock outstanding upon consummation of the Offer. Since the Offer is not conditioned upon any minimum number of shares of Rally's Common Stock being tendered, it is possible that the NYSE's distribution requirements will not be satisfied, in which event GIANT will seek to list the Series B Preferred Stock on another national securities exchange or qualify the Series B Preferred Stock for quotation on NASDAQ.

PURPOSE AND CERTAIN EFFECTS OF THE OFFER

  GIANT is, by far, Rally's largest stockholder. In light of its substantial investment in Rally's, GIANT has been exploring ways to maximize the value of its investment.

  While GIANT has been disappointed in Rally's operating performance, GIANT believes that Rally's has the potential to make substantial improvements in its operating results and ultimately to return to profitability. GIANT believes that Rally's management has made progress in improving Rally's performance, but that the market price of Rally's Common Stock at the time the Offer was announced did not reflect this progress or the potential for future improvement. GIANT also believes that it is in the long-term interests of GIANT's stockholders to continue to work with Rally's to seek to effect improvements in Rally's operating and financial performance and that in light of Rally's current market price, GIANT and its stockholders would benefit if GIANT were to increase its ownership in Rally's.

  Under the terms of the Rally's Indenture, if a person or group of persons other than GIANT becomes the beneficial owner of 35% or more of the voting power of the outstanding voting stock of Rally's, Rally's would be obligated to make an offer to repurchase the Senior Notes at 101% of the outstanding principal amount thereof. The Senior Notes trade at a substantial discount from their principal amounts, and Rally's does not have the resources to make such an offer at this time. Successful completion of the Offer would preclude this provision from being triggered without the consent of GIANT.

  As a result of its stock ownership in Rally's, following successful completion of the Offer, Rally's will be consolidated with GIANT for financial reporting purposes, and GIANT will be able to determine all matters submitted to Rally's stockholders, including election of Rally's entire Board of Directors. However, GIANT has committed to Rally's that so long as Rally's Common Stock continues to be publicly held, GIANT will cause Rally's Board of Directors to include two members who are unaffiliated with GIANT's and Rally's management.

  Although GIANT initially contemplated that it would make an offer which would result in Rally's being consolidated with GIANT for tax purposes, GIANT subsequently determined not to consolidate Rally's with GIANT for tax purposes and, accordingly, is offering to purchase pursuant to the Offer an aggregate of 5,089,662 shares of Rally's Common Stock, which would result in GIANT owning approximately 79.9% of the outstanding Rally's Common Stock.

  Following the Offer, those holders of Rally's Common Stock whose shares are not exchanged for shares of Series B Preferred Stock will continue to hold their Rally's Common Stock. Although the number of shares of Rally's Common Stock not owned by GIANT would be reduced, it is anticipated that such shares would continue to be eligible for quotation on NASDAQ. Those holders of Rally's Common Stock whose shares are exchanged for shares of Series B Preferred Stock would continue, as a result of their holdings of Series B Preferred Stock, to maintain an equity interest in Rally's.

RECOMMENDATION OF RALLY'S BOARD OF DIRECTORS

  Rally's Board of Directors, based upon the foregoing, the recommendation of the Special Committee and the receipt of a fairness opinion from Houlihan, Lokey that the consideration to be received by Rally's stockholders in the Offer is fair from a financial point of view to Rally's stockholders other than GIANT and its subsidiaries, recommends the offer to Rally's stockholders. Messrs. Sugarman and Gotterer (because of their affiliation with GIANT) and Ms. Hart (Mr. Sugarman's spouse) abstained in such recommendation. See "The Offer--Fairness Opinions."

FAIRNESS OPINIONS

  Opinion of Rally's Financial Advisor. The Special Committee of the Board of Directors of Rally's appointed to evaluate and recommend approval or disapproval of the Offer, has engaged Houlihan, Lokey as financial advisor in connection with the Offer. No limitations were imposed by the Special Committee or the Rally's Board of Directors on the scope of the investigation or procedures followed by Houlihan, Lokey in rendering its opinion. On January 20, 1996, Houlihan, Lokey delivered an oral opinion (the "Oral Opinion") to Rally's Board of Directors, that, based upon and subject to certain matters, as of such date, the Offer was fair, from a financial point of view, to the stockholders of Rally's other than GIANT and its subsidiaries. Houlihan, Lokey, having reviewed the revised terms of the Offer, has confirmed such opinion by delivery of a written opinion dated the date of this Prospectus (the "Written Opinion").

  THE FULL TEXT OF THE WRITTEN OPINION OF HOULIHAN, LOKEY, DATED AS OF THE DATE OF THIS PROSPECTUS, IS SET FORTH AS APPENDIX I TO THIS PROSPECTUS. RALLY'S STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OPINION IN ITS ENTIRETY FOR THE ASSUMPTIONS MADE, MATTERS CONSIDERED, SCOPE AND LIMITS OF THE REVIEW AND PROCEDURES FOLLOWED BY HOULIHAN, LOKEY IN CONNECTION WITH THE OPINION. THE SUMMARY OF THE OPINION OF HOULIHAN, LOKEY SET FORTH IN THIS PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

  Houlihan, Lokey's opinion addresses only the fairness of the Offer from a financial point of view to the stockholders of Rally's other than GIANT and its subsidiaries and does not constitute a recommendation to any stockholder of Rally's as to whether such stockholder should participate in the Offer. Although Houlihan, Lokey evaluated the financial terms of the Offer, Houlihan, Lokey did not make any specific recommendations to GIANT or Rally's with respect to the specific consideration to be paid by GIANT in the Offer. The specific consideration to be received by Rally's stockholders as a result of the Offer was determined by GIANT following negotiations with the Special Committee.

  In connection with rendering the Oral Opinion and the Written Opinion, Houlihan, Lokey reviewed, among other things, (i) Rally's Annual Reports to Stockholders and Annual Reports on Form 10-K for the four fiscal years ended January 1, 1995, (ii) Rally's Quarterly Report on Form 10-Q for the quarter ended October 1, 1995, (iii) various Schedule 13D and Schedule 13F filings with respect to ownership of Rally's securities, (iv) GIANT's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, (v) GIANT's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, (vi) Rally's internally generated financial summary information for fiscal years 1991-1995,
(vii) Rally's internally generated 1995 pro forma results, 1995 same store results and 1995 same store sale assumptions, (viii) preliminary 1994-1997 financial forecasts, (ix) Rally's prospectus dated March 2, 1993, (x) historical market prices and trading volume for Rally's publicly traded securities, (xi) articles and press releases regarding Rally's and GIANT, and
(x) certain other publicly available financial data for certain companies deemed comparable to Rally's and publicly available prices and premiums/discounts paid in other transactions that were considered similar to the Offer. Houlihan, Lokey also held discussions with members of senior management of Rally's regarding the operations, financial condition, future prospects and projected operations and performance of Rally's, visited two of Rally's stores and conducted such other studies, analyses and inquiries as deemed appropriate.

  Houlihan, Lokey relied upon and assumed, without independent verification, that the financial forecasts and projections provided to them were reasonably prepared and reflect the best currently available estimates of the future financial results and condition of Rally's, and that there were no material changes in the assets, financial condition, business or prospects of Rally's since the date of the most recent financial statements made available to them. Houlihan, Lokey did not independently verify the accuracy and completeness of the information supplied to them with respect to Rally's or GIANT and did not assume any responsibility with respect to it.

  The following is a summary of certain financial analyses used by Houlihan, Lokey in connection with providing the Oral Opinion. In connection with the Written Opinion, Houlihan, Lokey confirmed the appropriateness of their reliance on the analyses used to render the Oral Opinion by performing procedures to update certain of such analyses and by reviewing the assumptions on which the analyses were based and the factors considered in connection therewith.

  Market Approach. Houlihan, Lokey researched the industry for comparable publicly held companies in the fast food industry. The analysis was designed to determine whether the publicly traded price of Rally's Common Stock was indicative of fair market value. Houlihan, Lokey adjusted Rally's earnings before depreciation, interest and taxes ("EBDIT") and representative debt free cash flow ("DFCF"). The stock prices used were the average of the latest 20 days trading prices. The companies selected as comparable within the industry included Checkers, CKE, Foodmaker, Inc., McDonald's Corp., Sonic Corp. and Wendy's International, Inc. Of these companies, only Checkers was operated under the same drive-through concept as Rally's, as the others had sit down facilities. In addition, Checkers was almost identical in size to Rally's and was undergoing a restructuring of its locations in a manner similar to Rally's. Consequently, Checkers was considered far more comparable to Rally's' than any of the other selected companies identified above. Checkers' latest 12 months income information reflected several unusual charges which resulted in a much reduced income level, whereas its stock price did not decline as significantly therefore reflecting income and cash flow multiples above their historical norms. Houlihan, Lokey adjusted Checkers' and Rally's EBDIT and DFCF levels for unusual charges to reflect representative levels. The resulting comparison indicated that Rally's EBDIT multiples of 7.2 times for the latest 12 months and 5.0 times for the projected income for its next fiscal year based on management projections, were similar to Checkers 8.3 times for the latest 12 months and 4.7 for the next fiscal year based on analysts' estimates. Similarly Rally's DFCF multiples of 7.2 times for the latest 12 months and 6.0 times for the next fiscal year were close to Checkers' multiples of 8.2 times for the latest 12 months and 5.5 times for the next fiscal year. Furthermore, Checkers' historical EBDIT multiples had ranged from 4.4 to 4.9 times and its historical DFCF multiple ranged from 5.7 to 5.8 times. Consequently, the analysis indicated that Rally's 20-day average trading price of $1.32 per share was a reasonable representation of its fair market value.

  Income Approach. The Income Approach is characterized by the discounted cash flow method ("DCF"). This method uses Rally's projections of net cash flow for the years 1996 and 1997, assumes a specified growth rate into perpetuity and discounts the projections to present value using a risk adjusted equity rate of return which, based on the experience of Houlihan, Lokey, currently ranges from 30 to 40 percent for high risk companies. After consideration of various factors, Houlihan Lokey applied a discount rate of 32% to 37% to Rally's projections rate and an assumed growth rate range into perpetuity of 3% to 7%. The fast food industry data suggests future growth rates should approximate 5%. As a result of the foregoing, value indications were in the $21 million to $22 million range for the total equity of Rally's.

  In addition, Rally's has NOL's of approximately $34 million. The present value of the NOL's, based on management projections and utilizing a 35% discount rate, is approximately $1 million, which when added to the previously selected value range results in a valuation range of $22 million to $23 million for total equity (or $1.41 to $1.47 per share). Based upon this approach, Houlihan, Lokey indicated that a fair price for Rally's publicly traded stock in a proposed transaction with its major shareholder would be at least in the range of $1.50 per share.

  Houlihan, Lokey also made DCF adjustments to Rally's projections. Projected savings costs of approximately $3.3 million in 1996 and 1997 were not specifically identified by management other than "cost efficiencies," primarily associated with store closings. Houlihan, Lokey made an assumption that these efficiencies would not be achieved and reduced earnings and cash flow accordingly. As a result of this reduction, Houlihan, Lokey believed the projections were more likely to be achieved and therefore it was appropriate to lower the discount rate range applied to the projections to 25% to 30%. This produced a lowered valuation range of $16 million to $18 million for total equity (or $1.02 per share to $1.15 per share).

  Based upon certain information provided by GIANT, Houlihan, Lokey assumed that as the result of the Offer, Rally's stockholders would receive Series B Preferred Stock for up to that number of the publicly-held Rally's shares as would result in GIANT owning a maximum of 79.9% of the outstanding common stock of Rally's, at an exchange ratio of 4.5 shares of Rally's Common Stock for each share of Series B Preferred Stock, Furthermore, Houlihan, Lokey assumed that the transaction value of the Series B Preferred Stock is approximately $9.00 per share based upon the recent trading price of GIANT Common Stock. Therefore at an exchange rate of 4.5 shares of Rally's common stock for each share of Series B Preferred Stock, a transaction value indication for Rally's common stock is $2.00 per share.

  Houlihan, Lokey analyzed the terms and conditions of the Series B Preferred Stock, considering among other things its liquidation preference, dividend participation, voting rights, treatment in certain events and permanent status. Based on such analysis, Houlihan, Lokey determined that the Series B Preferred Stock is a perpetual security with close resemblance to GIANT Common Stock and should have a valuation comparable to the market value of GIANT Common Stock of $9.01 per share based upon the last 20 days trading prices
prior to    , 1996.

  Houlihan, Lokey noted that the $2.00 per share transaction value for Rally's Common Stock was above its indicated value range.

  The summary set forth above does not purport to be a complete description of the analyses performed by Houlihan, Lokey. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances. Therefore, such opinion is not susceptible to summary description. Accordingly, notwithstanding the separate factors summarized above, Houlihan, Lokey believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, Houlihan, Lokey made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Houlihan, Lokey are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than is suggested by such analyses.

  Pursuant to the terms of an engagement letter dated December 29, 1995, Rally's agreed to pay to Houlihan, Lokey fees of $100,000, to reimburse Houlihan, Lokey promptly for all out-of-pocket expenses in connection with the engagement, and to indemnify Houlihan, Lokey and certain related persons against all liabilities in connection with matters relating to the Offer and the engagement. The terms of the engagement letter were negotiated at arms-length between Houlihan, Lokey and Rally's. No part of Houlihan, Lokey's fee is contingent upon the conclusions reached in the Opinion.

  In October 1994, Houlihan, Lokey was engaged by Rally's to provide a fairness opinion in connection with another transaction. Houlihan, Lokey was paid a fee of $85,000 for its services in connection with that transaction. In January 1996, Houlihan, Lokey was engaged by Rally's to provide a fairness opinion with respect to Rally's purchase of some of the Senior Notes from GIANT. Houlihan, Lokey is to be paid a fee of $25,000 in connection with that engagement.

  Opinion of GIANT's Financial Advisor. GIANT engaged L.H. Friend to render an opinion to the GIANT Board of Directors as to the fairness of the Offer, from a financial point of view, to GIANT. On March 26, 1996, L.H. Friend delivered its oral opinion to the Board of Directors, and delivered its written opinion dated March 26, 1996, to the effect that, as of such date and based upon and subject to various assumptions and considerations, the Offer was fair to GIANT from a financial point of view. No limitations were imposed by the Board of Directors of GIANT upon L.H. Friend with respect to the investigations made or procedures followed by L.H. Friend in rendering its opinion.

  THE FULL TEXT OF THE OPINION OF L.H. FRIEND, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX II TO THIS PROSPECTUS. THE OPINION SETS FORTH INFORMATION WITH RESPECT TO THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE AND MATTERS CONSIDERED BY L.H. FRIEND IN RENDERING SUCH OPINION. THE SUMMARY OF THE OPINION OF L.H. FRIEND SET FORTH IN THIS PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE OPINION OF L.H. FRIEND WAS RENDERED TO GIANT'S BOARD OF DIRECTORS SOLELY FOR USE BY GIANT'S BOARD OF DIRECTORS IN CONNECTION WITH ITS EVALUATION OF THE FINANCIAL TERMS OF THE OFFER AND IT IS NOT INTENDED THAT SUCH OPINION WILL BE USED OR RELIED UPON BY HOLDERS OF RALLY'S COMMON STOCK IN CONNECTION WITH THEIR DECISION AS TO WHETHER OR NOT TO PARTICIPATE IN THE OFFER.

  In rendering its opinion, L.H. Friend, among other things:, (i) reviewed certain documents relating to the Offer, (ii) analyzed certain publicly available financial statements and other information of GIANT and of Rally's
(iii) analyzed certain financial and operating information concerning GIANT and Rally's prepared by the managements of GIANT and Rally's, respectively;
(iv) analyzed certain financial projections of Rally's prepared by the management of Rally's; (v) reviewed the historical market prices and trading volume of GIANT Common Stock and Rally's Common Stock; (vi) analyzed certain publicly available financial and market data regarding certain companies in the quick service restaurant industry and compared them to Rally's financial and market data; (vii) reviewed the financial terms, to the extent publicly available and considered relevant, of certain acquisition transactions in the restaurant industry; (viii) conducted limited interviews with certain members of GIANT and Rally's management; and (ix) performed such analyses, inquiries and investigations as it deemed appropriate.

  In rendering its opinion, L.H. Friend assumed, among other things, that through the Offer: (i) GIANT's investment in Rally's would increase from approximately 48% to a maximum of 79.9% and (ii) Rally's stockholders who participated in the Offer would receive one share of GIANT Series B Preferred Stock for every 4.5 shares of Rally's Common Stock exchanged.

  The following is a brief summary of the analyses performed by L.H. Friend in connection with rendering its opinion.

  In considering the value of the Series B Preferred Stock to be offered to Rally's stockholders in the Offer, L.H. Friend analyzed the relative rights, preferences and privileges of the Series B Preferred Stock, including the liquidation preference, dividend rights, voting rights and certain other terms of such Series B Preferred Stock. L.H. Friend noted that each share of Series B Preferred Stock (i) is entitled upon liquidation to a $2.00 per share liquidation preference over GIANT Common Stock and, after payment of $2.00 per share to holders of GIANT Common Stock, to participate on an equal basis with GIANT Common Stock with respect to additional liquidating distributions, (ii) is entitled to a stated dividend at the rate of $.10 per annum, payable $.05 per share semi-annually, and, after GIANT Common Stock receives dividends for any applicable semi-annual period equal to the stated dividend on the Series B Preferred for such period, to participate on an equal basis with the GIANT Common Stock with respect to any additional dividends declared by GIANT's Board of Directors on GIANT Common Stock, (iii) is not redeemable, (iv) has no stated maturity and (v) generally must be treated the same as the GIANT Common Stock in connection with any merger, reorganization, recapitalization or similar transaction. Based on the relative rights, preferences and privileges of the Series B Preferred Stock, taken as a whole, L.H. Friend noted that the Series B Preferred Stock would likely have a valuation comparable to the valuation of the GIANT Common Stock but could give no assurance that the Series B Preferred Stock would in fact have a comparable value. Based on such analysis, L.H. Friend assumed, for purposes of rendering its opinion, that the transaction value of the Series B Preferred Stock is $9.00 per share, which was the closing price of the GIANT Common Stock on March 26, 1996. Based on the assumed transaction value for the Series B Preferred Stock and the 4.5 for 1 exchange ratio, L.H. Friend further assumed that the shares of Rally's Common Stock to be acquired by GIANT in the Offer have a transaction value of $2.00 per share.

  In analyzing the value of GIANT, L.H. Friend considered, among other things, that GIANT's assets consist primarily of cash, investments in approximately 48% of Rally's Common Stock and other marketable securities. L.H. Friend obtained the then current market price of Rally's Common Stock (as of March 26, 1996) and calculated the market value of GIANT's investment in Rally's Common Stock. L.H. Friend then added the market value of GIANT's investment in Rally's Common Stock to the book value of the remaining GIANT assets, which consist primarily of cash, to derive the total value of GIANT's assets. L.H. Friend assumed that the book value of GIANT's liabilities was identical to the then current market value and deducted the book value of such liabilities from the total asset value to calculate GIANT's adjusted net book value. Based on such assumptions and calculations, GIANT's adjusted net book value was $53.4 million. L.H. Friend further divided such calculated GIANT net book value by the total number of shares of GIANT Common Stock outstanding and the fully diluted number of shares of GIANT Common Stock outstanding as of March 26, 1996, which resulted in a range of GIANT's net book value per share of $7.94 to $11.17. L.H. Friend noted that the assumed transaction value of the Series B Preferred Stock of $9.00 per share is within this range.

  In considering the value of Rally's, L.H. Friend reviewed and analyzed certain publicly available data on six companies: Checkers, Sonic Corp., Wendy's International, Inc., CKE, McDonald's Corp. and Foodmaker, Inc., which, because of their line of business or financial and operating statistics, were considered generally comparable to Rally's, although no company was considered directly comparable in all respects. Historical financial information used in connection with the ranges set forth below with respect to the comparable companies was as of the most recent financial statements publicly available for each company as of March 26, 1996. L.H. Friend derived certain enterprise and equity valuation multiples for these comparable companies, including multiples of latest available revenue, earnings before interest and taxes ("EBIT"), earnings before interest, taxes, depreciation and amortization ("EBITDA"), net earnings, projected 1996 net earnings and book value. L.H. Friend determined that the ranges of multiples for the comparable companies were 0.6 to 2.0 times revenue (excluding McDonald's Corp. because its multiple of revenue was significantly above the range for the other five comparable companies), 11.0 to 15.0 times EBIT (for the five companies that produced positive EBIT's), 6.9 to 10.7 times EBITDA (excluding Checkers because it did not produce a positive EBITDA),

17.1 to 42.5 times earnings (for the four companies that produced positive earnings), 13.4 to 32.1 times projected 1996 earnings and 0.7 to 3.0 times book value (excluding McDonald's Corp. and Foodmaker, Inc. because their multiples of book value were significantly higher than that of other four comparable companies). L.H. Friend calculated that the mean of the aforementioned ranges of multiples for the comparable companies was 1.0 times revenue, 12.4 times EBIT, 8.3 times EBITDA, 28.0 times earnings, 22.2 times projected 1996 earnings and 2.2 times book value.

  L.H. Friend also identified a group of twenty-one company acquisitions that were announced from May 1989 through March 26, 1996 in the restaurant industry with which to compare Rally's. Following is a list of these company acquisitions:

                      ACQUIRER                            TARGET NAME
                      --------                            -----------
      Investor Group........................... NPC International
      Apple South.............................. DF&R Restaurants, Inc.
      Quality Dining, Inc...................... Grayling Corp.
      Applebee's International................. Innovative Restaurant Concepts
      Applebee's International................. Pub. Venture of New England
      399 Ventures............................. Ground Round Restaurants
      Billy Blues Food Corp.................... Marco's Mexican Restaurants
      Brinker Int., Inc........................ On the Border Cafes, Inc.
      Homestyle Buffet, Inc.................... Stacey's
      KL Group, Inc............................ Furr/Bishop's, Inc.
      Foodmaker, Inc........................... Restaurant Enterprises, Inc.
      Morrison Rest., Inc...................... Uno Restaurant Corp.
      Investor Group........................... Carl Karcher Enterprises, Inc.
      Trian Group, L.P......................... DWG Corporation
      Collins Food Int., Inc................... Sizzler Restaurants Int'l., Inc.
      W. R. Grace & Co......................... Del Taco Restaurants, Inc.
      Allied Lyons PLC......................... Dunkin' Donuts, Inc.
      Investor Group........................... Jerrico, Inc.
      Carlson's Holdings, Inc.................. TGI Friday's, Inc.
      Investor Group........................... Garden Fresh Restaurant Corp.
      Investor Group........................... Ground Round Restaurants, Inc.

  L.H. Friend reviewed and analyzed certain publicly available financial data with respect to the aforementioned transactions. L.H. Friend derived certain enterprise and equity valuation multiples for the target companies in the aforementioned transactions, including multiples of revenue, EBITDA, EBIT and net income. L.H. Friend determined that the range of multiples for the target companies was 0.4 to 1.8 times revenue (excluding DF&R Restaurants, Inc. and Dunkin' Donuts, Inc. because their revenue multiples were materially above the range of other target companies), 3.2 to 13.9 times EBITDA (excluding On the Border Cafes, Inc. due to its negative EBITDA and Marco's Mexican Restaurants because its EBITDA multiple was significantly above the range of other target companies), 6.1 to 23.7 times EBIT (excluding two companies which had negative EBIT and excluding Marco's Mexican Restaurants because its EBIT multiple was significantly higher than the range of other target companies) and 6.0 to 32.5 times net income (excluding nine companies which had negative net income and Marco's Mexican Restaurants because its net income multiple was significantly higher than the range of other target companies). L.H. Friend calculated median multiples for these comparable transactions of 0.9 times revenue, 7.9 times EBITDA, 13.3 times EBIT and 17.6 times net income.

  Based on the mean multiples generated by the aforementioned comparable companies and acquisition transactions analyses, and the fact that Rally's did not produce positive EBITDA, EBIT or net income during fiscal 1995, L.H. Friend indicated that the most likely range of multiples for Rally's was 0.4 to 0.6 times revenue and 2.0 to 2.4 times book value. L.H. Friend selected the revenue multiple range based, in part, on comparable multiples derived by the aforementioned analyses for Checkers and certain other companies that have reported financial results similar to those recently reported by Rally's. Based on the aforementioned ranges of multiples for Rally's, L.H. Friend indicated that the total equity value range for Rally's was $11.3 million to $49.1 million, or $0.71 to $3.08 per share. L.H. Friend noted that the $2.00 per share transaction value for Rally's Common Stock (based upon the assumed $9.00 per share transaction valuation of the Series B Preferred Stock and the 4.5 for 1 exchange ratio) was within the valuation range.

  The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion L.H. Friend performed certain financial analyses, the material portions of which are summarized above. The summary set forth above does not purport to be a complete description of L.H. Friend's analyses. L.H. Friend believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the processes underlying its opinion. Estimates of values of companies or particular securities do not purport to be appraisals and do not necessarily reflect the prices at which companies or particular securities may be valued in a transaction or by the market. The estimates of value were prepared solely for use in determining whether the Offer by GIANT to Rally's is fair to GIANT from a financial point of view and are not necessarily indicative of actual values. Actual values will depend upon several factors, including events affecting GIANT, events affecting Rally's industry, general economic, market and interest rate conditions and other factors which generally influence the price of securities.

  L.H. Friend relied upon and assumed, without independent verification and with the consent of GIANT, the accuracy and completeness of all financial and other information that was (i) publicly available and reviewed by L.H. Friend in connection with rendering its opinion or (ii) provided to it by the management of GIANT and Rally's.

  L.H. Friend did not participate in the discussions or negotiations leading to execution of the Exchange Offer Agreement, and its opinion is limited to the fairness of the Offer to GIANT, from a financial point of view, of the consideration to be received for the Series B Preferred Stock and does not address GIANT's underlying business decision to effect the Offer. Although L.H. Friend evaluated the financial terms of the Offer in rendering its opinion, L.H. Friend did not recommend to GIANT that any specific exchange ratio constituted the appropriate exchange ratio for the Offer.

  L.H. Friend is a firm specializing in institutional research and investment banking services for middle market companies. The firm's focus is on all aspects of traditional corporate finance transactions, including initial and secondary public offerings, institutional private placements, mergers and acquisitions, valuations and fairness opinions and related corporate advisory services. The GIANT Board of Directors selected L.H. Friend to provide the fairness opinion as a result of the firm's familiarity and expertise with specialty retail companies and its experience in analyzing such companies.

  Pursuant to an agreement between GIANT and L.H. Friend dated as of January 19, 1996, GIANT has paid L.H. Friend a fee of $100,000 for rendering its opinion. GIANT has also agreed to indemnify L.H. Friend and certain related persons against certain liabilities relating to or arising out of its engagement, including certain liabilities under federal securities laws. In December 1995, GIANT paid L.H. Friend a fee of $50,000 in connection with L.H. Friend's analysis of GIANT's Stockholders Rights Plan. In October 1994, GIANT paid L.H. Friend a fee of $75,000 in connection with its advice concerning GIANT's purchase of 2,500,000 shares of Rally's Common Stock.

CERTAIN INFORMATION REGARDING GIANT

  GIANT is a holding company which presently owns, directly or indirectly, 7,430,302 shares of Rally's Common Stock. Assuming the purchase pursuant to the Offer of 5,089,662 shares of Rally's Common Stock, GIANT's holdings will constitute approximately 79.9% of outstanding Rally's Common Stock. In the past 60 days neither GIANT nor any of its executive officers or directors has purchased or sold any shares of Rally's Common Stock.

  Burt Sugarman has served as Chairman of the Board of GIANT since 1983 and as President and Chief Executive Officer of GIANT since May 1985. Mr. Sugarman has served as Chairman of the Board of Rally's since November 1994. Mr. Sugarman also served as Chairman of the Board and Chief Executive Officer of Rally's from 1990 through February 1994. David Gotterer, Vice Chairman of GIANT since May 1986, has served as a Director of Rally's since 1989. Mary Hart, a Director of Rally's since 1990, is married to Mr. Sugarman. Patricia
L. Glaser, a Director of Rally's since 1989, is a partner of Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP which has provided legal services to GIANT and to Rally's and of which Terry Christensen, a director of GIANT, is also a partner. Certain of such individuals receive compensation in their various capacities with GIANT and Rally's, as set forth in Item 10 of the GIANT Form 10-K and the Rally's Form 10-K, respectively, which are incorporated herein by this reference and delivered concurrently with this Prospectus.

  GIANT's executive officers and directors, together with their holdings of Rally's Common Stock, including certain options to purchase Rally's Common Stock held by Messrs. Sugarman and Gotterer, are as follows:

                                                                     NUMBER OF SHARES OF
                                                                     RALLY'S COMMON STOCK
             NAME                     POSITION WITH GIANT             BENEFICIALLY OWNED
             ----                     -------------------            --------------------
   Burt Sugarman........... Chairman of the Board, President and          7,532,302(1)
                             Chief Executive Officer
   David Gotterer.......... Vice Chairman                                    44,000(2)
   Cathy L. Wood........... Vice President, Chief Financial Officer,            -0-
                             Secretary and Treasurer
   Terry N. Christensen.... Director                                          2,000
   Robert Wynn............. Director                                            -0-

- --------
(1) Includes 7,430,302 shares owned by GIANT which Mr. Sugarman may be deemed to beneficially own. Mr. Sugarman disclaims beneficial ownership of such shares. Also includes 2,000 shares of Mr. Sugarman as custodian for his minor child and 100,000 shares that Mr. Sugarman may purchase pursuant to options exercisable within 60 days of March 6, 1996, does not include shares beneficially owned by Mr. Sugarman's spouse, Mary Hart, as to which shares Mr. Sugarman disclaims beneficial ownership.
(2) Includes 22,500 shares which Mr. Gotterer may purchase pursuant to options exercisable within 60 days. Excludes 22,500 shares subject to other stock options as to which shares he disclaims beneficial ownership.

TERMS OF THE OFFER

  Upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal, GIANT will exchange its Series B Preferred Stock for up to 5,089,662 shares of Rally's Common Stock. The Offer will be effected on the basis of one share of Series B Preferred Stock for each 4.5 shares of Rally's Common Stock validly tendered and accepted for exchange. See "--Procedures for Tendering." Upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal, GIANT will deliver certificates representing Series B Preferred Stock in exchange for Rally's Common Stock validly tendered and accepted for exchange as promptly as practicable following the Expiration Date. GIANT expressly reserves the right, in its sole discretion, to delay acceptance for exchange shares of Rally's Common Stock tendered under the Offer and the delivery of certificates representing the Series B Preferred Stock with respect to the shares of Rally's Common Stock accepted for exchange (subject to Rule 14e-1 under the Exchange Act, which requires that GIANT consummate the Offer or return the shares of Rally's Common Stock deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of the Offer), or to withdraw or terminate the Offer at any time prior to the Expiration Date for any reason.

  In all cases, except to the extent waived by GIANT, delivery of Series B Preferred Stock issued with respect to the shares of Rally's Common Stock accepted for exchange pursuant to the Offer will be made only after timely receipt by the Exchange Agent of certificates representing Rally's Common Stock (or confirmation of book-entry transfer thereof), a properly completed and duly executed Letter of Transmittal and any other documents required thereby.

  As of March   , 1996, there were 15,669,543 shares of Rally's Common Stock outstanding of which GIANT held, directly or indirectly, 7,430,302 shares. This Prospectus, together with the Letter of Transmittal, is being sent to all
registered holders of Rally's as of             , 1996 (other than GIANT and
its subsidiaries).

  GIANT shall be deemed to have accepted validly tendered shares of Rally's Common Stock (or defectively tendered shares of Rally's Common Stock with respect to which GIANT has waived such defect) when, as and if GIANT has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving shares of Rally's Common Stock from, and remitting Series B Preferred Stock to, tendering holders who are participating in the Offer. Upon the terms and subject to the conditions of the Offer, delivery of Series B Preferred Stock to tendering holders will be made as promptly as practicable following the Expiration Date.

  If proration of tendered shares of Rally's Common Stock is required, because of the difficulty in determining the number of shares of Rally's Common Stock validly tendered (including shares tendered by the guaranteed delivery procedures described in "Procedures for Tendering"), GIANT does not expect that it will be able to announce the final proration factor or to commence the exchange for any shares of Rally's Common Stock pursuant to the Offer until approximately seven Business Days after the Expiration Date. Preliminary results of the proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Rally's Common Stock may obtain such preliminary information from the Information Agent or the Exchange Agent and may also be able to obtain such information from their brokers.

  If any tendered shares of Rally's Common Stock are not accepted for exchange because of an invalid tender, proration, the occurrence of certain other events set forth herein or otherwise, unless otherwise requested by the holder under "Special Delivery Instructions" in the Letter of Transmittal, such shares of Rally's Common Stock will be returned, without expense, to the tendering holder thereof (or in the case of shares of Rally's Common Stock tendered by book-entry transfer into the Exchange Agent's account at Depository Trust Corporation ("DTC"), such shares of Rally's Common Stock will be credited to an account maintained at DTC designated by the participant therein who so delivered such shares of Rally's Common Stock), as promptly as practicable after the Expiration Date or the withdrawal or termination of the Offer.

  Holders of Rally's Common Stock will not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the Offer. GIANT intends to conduct the Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

  Holders who tender Rally's Common Stock in the Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Rally's Common Stock pursuant to the Offer. See "-- Fees and Expenses; Transfer Taxes."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS; TERMINATION

  The Offer will expire on the Expiration Date. GIANT reserves the right to extend the Offer in its sole discretion at any time and from time to time by giving oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Offer, all shares of Rally's Common Stock previously tendered pursuant to the Offer and not withdrawn will remain subject to the Offer.

  Except as provided below, GIANT expressly reserves the right to (i) extend, amend or modify the terms of the Offer in any manner and (ii) withdraw or terminate the Offer and not accept for exchange any Rally's Shares at any time prior to the Expiration Date for any reason. If GIANT makes a material change in the terms of the Offer or if it waives a material condition of the Offer, GIANT will, if required by the rules of the Exchange Act, extend the Offer. The minimum period for which the Offer will be extended following a material change or waiver, other than a change in the number of shares of Rally's Common Stock sought for exchange, will depend upon the facts and circumstances, including the relative materiality of the change or waiver. With respect to a change in the number of shares of Rally's Common Stock sought, if required, the Offer will remain open for a minimum of ten Business Days following public announcement of such change. GIANT has committed to Rally's that it will not increase the number of shares of Rally's Common Stock which it will accept in the Offer to a number which would result in GIANT owning in excess of 79.9% of the outstanding Rally's Common Stock. Any withdrawal or termination of the Offer will be followed as promptly as practicable by a public announcement thereof. If GIANT withdraws or terminates the Offer, it will give immediate notice to the Exchange Agent, and all shares of Rally's Common Stock theretofore tendered pursuant to the Offer will be returned promptly to the tendering holders thereof. See "--Withdrawal of Tenders."

PROCEDURES FOR TENDERING

  The tender of Rally's Common Stock by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and GIANT in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  Each holder of Rally's Common Stock wishing to participate in the Offer must
(i) properly complete and sign the Letter of Transmittal in accordance with the instructions contained herein and in the Letter of Transmittal, together with any required signature guarantees, and deliver the same to the Exchange Agent, at one of its addresses set forth on the back cover of this Prospectus prior to the Expiration Date and either (a) certificates for the shares of Rally's Common Stock must be received by the Exchange Agent at such address or
(b) such shares of Rally's Common Stock must be transferred pursuant to the procedures for book-entry transfer described below and a confirmation of such book-entry transfer must be received by the Exchange Agent, in each case prior to the Expiration Date or (ii) comply with the guaranteed delivery procedures described below.

  IN ORDER TO PARTICIPATE IN THE OFFER, HOLDERS OF RALLY'S COMMON STOCK MUST SUBMIT A LETTER OF TRANSMITTAL AND COMPLY WITH THE OTHER PROCEDURES FOR TENDERING IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN AND IN THE LETTER OF TRANSMITTAL PRIOR TO THE EXPIRATION DATE. LETTERS OF TRANSMITTAL, CERTIFICATES REPRESENTING SHARES OF RALLY'S COMMON STOCK AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT ONLY TO THE EXCHANGE AGENT, NOT TO GIANT OR THE INFORMATION AGENT.

  Special Procedure for Beneficial Owners. Any beneficial owner whose Rally's Common Stock is registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Rally's Common Stock, either make appropriate arrangements to register ownership of the Rally's Common Stock in such owner's name or obtain a properly completed stock power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

  THE METHOD OF DELIVERY OF RALLY'S COMMON STOCK AND ALL OTHER DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SENT BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED, INSURANCE BE OBTAINED, AND THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE.

  Signature Guarantees. If tendered shares of Rally's Common Stock are registered in the name of the signer of the Letter of Transmittal and the Series B Preferred Stock to be issued in exchange therefor are to be issued (and any untendered shares of Rally's Common Stock are to be reissued) in the name of the registered holder (which term, for the purposes described herein, shall include any participant in DTC whose name appears on a security listing as the owner of shares of Rally's Common Stock), the signature of such signer need not be guaranteed. If the tendered shares of Rally's Common Stock are registered in the name of someone other than the signer of the Letter of Transmittal, or if Series B Preferred Stock issued in exchange therefor is to be issued in the name of any other person other than the signer of the Letter of Transmittal, such tendered shares of Rally's Common Stock must be endorsed or accompanied by written instruments of transfers in form satisfactory to GIANT and duly executed by the registered holder, and the signature on the endorsement or instrument of transfer must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or the Stock Exchange Medallion Program (any of the foregoing hereinafter referred to as an "Eligible Institution"). If the Series B Preferred Stock and/or the shares of Rally's Common Stock not exchanged are to be delivered to an address other than that of the registered holder appearing on the register for Rally's Common Stock, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution.

  Book-Entry Transfer. GIANT understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Rally's Common Stock at DTC for the purpose of facilitating the Offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of shares of Rally's Common Stock by causing DTC to transfer such shares of Rally's Common Stock into the Exchange Agent's account with respect to the Rally's Common Stock in accordance with DTC's Automated Tender Offer Program ("ATOP") procedures for such book-entry transfers. However, the exchange for the shares of Rally's Common Stock so tendered will only be made after timely confirmation (a "Book-Entry Confirmation") of such Book-Entry Transfer of shares of Rally's Common Stock into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by DTC and received by the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from a participant tendering shares of Rally's Common Stock that is the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that GIANT may enforce such agreement against such participant.

  Guaranteed Delivery. If a holder desires to participate in the Offer and time will not permit a Letter of Transmittal or certificates representing shares of Rally's Common Stock to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its office prior to the Expiration Date, a letter, telegram or facsimile transmission from any Eligible Institution setting forth the name and address of the tendering holder, the name(s) in which the shares of Rally's Common Stock are registered and, if the shares of Rally's Common Stock are held in certificated form, the certificate numbers of the shares of Rally's Common Stock to be tendered, and stating that the tender is being made thereby and guaranteeing that within three NASDAQ trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the certificates representing shares of Rally's Common Stock in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (and other required documents) or a confirmation of book-entry transfer of such shares of Rally's Common Stock into the Exchange Agent's account at DTC in accordance with DTC's ATOP procedures is received, GIANT may, at its option, reject the tender. In addition to the copy being transmitted herewith, copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent and the Information Agent.

  Miscellaneous. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Rally's Common Stock will be determined by GIANT, whose determination will be final and binding. GIANT reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of GIANT's counsel, be unlawful. GIANT also reserves the absolute right to waive any defect or irregularity in the tender of any Rally's Common Stock, and GIANT's interpretation of the terms and conditions of the Offer (including the instructions in the Letter of Transmittal) will be final and binding. None of GIANT, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

  Tenders of Rally's Common Stock involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. Shares of Rally's Common Stock received by the Exchange Agent that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holder (or in the case of shares of Rally's Common Stock tendered by book-entry transfer into the Exchange Agent's account at DTC, such shares of Rally's Common Stock will be credited to an account maintained at DTC designated by the participant therein who so delivered such shares of Rally's Common Stock), unless otherwise requested by the holder in the Letter of Transmittal, as promptly as practicable after the Expiration Date or the withdrawal or termination of the Offer.

LETTER OF TRANSMITTAL

  The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Offer.

  The party tendering shares of Rally's Common Stock for exchange (the "Transferor") exchanges, assigns and transfers the shares of Rally's Common Stock to GIANT, and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the shares of Rally's Common Stock to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the shares of Rally's Common Stock and to acquire Series B Preferred Shares issuable upon the exchange of such tendered shares of Rally's Common Stock and that, when such Transferor's shares of Rally's Common Stock are accepted for exchange, GIANT will acquire good and unencumbered title to such shares of tendered shares of Rally's Common Stock, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by GIANT to be necessary or desirable to complete the exchange, assignment and transfer of tendered shares of Rally's Common Stock or transfer ownership of such shares of Rally's Common Stock on the account books maintained by DTC. All authority conferred by the Transferor will survive the death, bankruptcy or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

WITHDRAWAL OF TENDERS

  Tenders of Rally's Common Stock pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for exchange by GIANT, may be withdrawn at any time after 40 Business Days from the date of the Offer.

  To be effective, a written notice of withdrawal delivered by mail, hand delivery or facsimile transmission must be timely received by the Exchange Agent at the address set forth on the back of this Prospectus. The method of notification is at the risk and election of the holder. Any such notice of withdrawal must specify (i) the holder's name in the Letter of Transmittal as having tendered shares of Rally's Common Stock to be withdrawn, (ii) if the shares of Rally's Common Stock are held in certificated form, the certificate form, the certificate numbers of the shares of Rally's Common Stock that are to be withdrawn, (iii) that such holder is withdrawing his election to have such shares of Rally's Common Stock exchanged and (iv) the name of the registered holder of such shares of Rally's Common Stock, and must be signed by the holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to GIANT that the person withdrawing the tender has succeeded to the beneficial ownership of the shares of Rally's Common Stock being withdrawn. The Exchange Agent will return the properly withdrawn shares of Rally's Common Stock promptly following receipt of notice of withdrawal. If shares of Rally's Common Stock have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of Rally's Common Stock and otherwise comply with DTC's procedures. All questions as to the validity of notice of withdrawal, including time of receipt, will be determined by GIANT, and such determination will be final and binding on all parties. Withdrawals of tenders of shares of Rally's Common Stock may not be rescinded and any shares of Rally's Common Stock withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Properly withdrawn shares of Rally's Common Stock, however, may be retendered by following the procedures therefor described elsewhere herein at any time prior to the Expiration Date. See "-- Procedures for Tendering."

ACCEPTANCE OF SHARES AND PRORATION

  Upon the terms and subject to the conditions of the Offer, GIANT will accept for exchange shares of Rally's Common Stock validly tendered and not withdrawn prior to the Expiration Date. Upon the terms and subject to the conditions of the Offer, if more than 5,089,662 shares of Rally's Common Stock have been validly tendered and not withdrawn prior to the Expiration Date, GIANT will accept for exchange shares of Rally's Common Stock from each tendering holder on a pro rata basis, subject to adjustment to avoid the acceptance for exchange of fractional shares or the issuance of fractional shares of Series B Preferred Stock.

  All shares of Rally's Common Stock not accepted pursuant to the Offer, including shares not purchased because of proration, will be returned to the tendering holders at GIANT's expense as promptly as practicable following the Expiration Date.

EXCHANGE AGENT AND INFORMATION AGENT

                              THE EXCHANGE AGENT

                   Chemical Mellon Shareholder Services, LLC

                 By Mail:              By Hand or Overnight Courier in New York:
Reorganization Department P.O. Box 817 Reorganization Department 120 Broadway
  Midtown Station New York, NY 10018        13th Floor New York, NY 10271

          By Facsimile Transmission (For Eligible Institutions Only):

                                (201) 296-4293

        Confirm Receipt of Notice of Guaranteed Delivery by Telephone:

                                (201) 296-4209

  D.F. King & Co., Inc. has been retained by GIANT as the Information Agent to assist in connection with the Offer. Questions and requests for assistance regarding the Offer, requests for additional copies of this Prospectus, the Letter of Transmittal and requests for Notice of Guaranteed Delivery may be directed to the Information Agent at 77 Water Street, New York, New York
10005. Banks and brokers call collect: (   )         ; all others telephone
(800) 848-3155.

  GIANT will pay the Exchange Agent and Information Agent reasonable and customary fees for their services and will reimburse them for all their reasonable out-of-pocket expenses in connection therewith.

FEES AND EXPENSES; TRANSFER TAXES

  The expenses in connection with the Offer will be borne by GIANT. GIANT may use the services of its directors, officers and employees (who will not be additionally compensated therefor) to solicit tenders and consents personally or by telephone. Arrangements also may be made with brokerage houses and other custodians, nominees and fiduciaries to forward the Exchange Offer material to the beneficial owners of the Debentures. GIANT will reimburse such forwarding agents for reasonable out-of-pocket expenses incurred by them, but no compensation will be paid for their services.

  GIANT will pay all transfer taxes, if any, applicable to the exchange of Rally's Common Stock pursuant to the Offer. If, however, certificates representing Series B Preferred Stock or Rally's Common Stock not tendered or accepted for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the shares of Rally's Common Stock tendered or if a transfer tax is imposed for any reason other than the exchange of shares of Rally's Common Stock pursuant to the Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

            MARKET FOR RALLY'S COMMON STOCK AND GIANT COMMON STOCK

  The following table sets forth, for the periods indicated, the high and low bid quotations for Rally's Common Stock as reported by NASDAQ. The prices reflect inter-dealer quotations without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

                                                                 LOW     HIGH
                                                               ------- --------
      Year Ended January 1, 1995
        First Quarter........................................  $8.00   $12.75
        Second Quarter.......................................   5.06     9.00
        Third Quarter........................................   3.125    5.75
        Fourth Quarter.......................................   2.75     5.00
      Year Ended December 31, 1995
        First Quarter........................................   2.50     4.00
        Second Quarter.......................................   2.25     4.00
        Third Quarter........................................   2.25     3.625
        Fourth Quarter.......................................    .9375   2.6875
      Year Ended December 29, 1996
        First Quarter (through March 27).....................   1.1875   2.125

  On January 19, 1996, the last full trading day prior to the filing of GIANT's Schedule 13D in which it stated its intention to make the Offer, and
on           , 1996, the last full trading day prior to the commencement of the Offer, the last sale price of Rally's Common Stock as reported by NASDAQ
was $1.4375 and $           per share, respectively.

  To the extent that shares of Rally's Common Stock are tendered and accepted in the Offer, the terms on which untendered shares of Rally's Common Stock could subsequently be sold could be adversely affected. In addition, if the Offer is substantially subscribed or oversubscribed, there could be a risk that round lot holdings of Rally's Common Stock outstanding following the Offer would be reduced.

  The Series B Preferred Stock constitutes a new issue of securities with no established trading market. While the Series B Preferred Stock has been approved for listing on the NYSE, subject to notice of issuance and to the condition that there be at least 100 record or beneficial holders of the Series B Preferred Stock upon completion of the Offer, there can be no assurance that an active market for the Series B Preferred Stock will develop or be sustained in the future. Since the Offer is not conditioned on any minimum number of shares of Rally's Common Stock being tendered, it is possible that the NYSE's listing requirements will not be satisfied, in which event GIANT will seek to list the Series B Preferred Stock on another national securities exchange or qualify the Series B Preferred Stock for quotation on NASDAQ. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Series B Preferred Shares. See "Risk Factors--Absence of Public Market."

  The following table sets forth, for the periods indicated, the range of low and high sale prices for GIANT Common Stock as reported on the New York Stock Exchange Composite Tape (Symbol: GPO). THERE CAN BE NO ASSURANCE THAT THE SERIES B PREFERRED STOCK WILL TRADE AT OR NEAR THE SAME PRICES AS GIANT COMMON STOCK.

                                                                  LOW    HIGH
                                                                ------- -------
      Year Ended December 31, 1994
        First Quarter.......................................... $10.375 $14.625
        Second Quarter.........................................  10.50   14.125
        Third Quarter..........................................   9.25   11.125
        Fourth Quarter.........................................   6.75   10.75
      Year Ended December 31, 1995
        First Quarter..........................................   6.00    7.25
        Second Quarter.........................................   5.75    7.75
        Third Quarter..........................................   6.50    7.50
        Fourth Quarter.........................................   6.375   9.125
      Year Ended December 31, 1996
        First Quarter (through March 27).......................   8.25   10.375
                                                                ------- -------

  On January 19, 1996, the last full trading day prior to the filing of GIANT's Schedule 13D in which it stated its intention to make the Offer, and
on               , 1996, the last full trading day prior to the commencement of the Offer, the last sale price of GIANT Common Stock as reported on the New
York Stock Exchange Composite Tape was $9.00 and $           per share,
respectively.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma financial statements as of and for the year ended December 31, 1995 give effect to the Offer, the issuance of the GIANT preferred stock and the application of the proceeds therefrom, as if the Offer and the related transactions occurred on January 1, 1995 with respect to the unaudited pro forma income statement, and as of December 31, 1995 with respect to the unaudited pro forma balance sheet. Such pro forma information combines the results of operations and balance sheet data for GIANT for the year ended and as of December 31, 1995 with the results of operations and balance sheet data for Rally's for the same period and as of the same date.

  The unaudited pro forma adjustments are based upon the assumption that the Offer will result in GIANT owning 79.9% of the outstanding Rally's Common Stock.

  The pro forma adjustments are based upon currently available information and upon certain assumptions that management believes are reasonable. Based on the assumptions used, the Offer will result in GIANT acquiring approximately an additional 32.5% of Rally's Common Stock. Accordingly, the Offer will be accounted for by GIANT as a step acquisition and Rally's assets and liabilities will be recorded at their estimated market values at the date the Offer is completed. The adjustments included in the unaudited pro forma financial statements represent GIANT's preliminary determination of these adjustments based upon available information. In the fourth quarter of 1994, GIANT had written down the carrying value of its investment in Rally's to the underlying book value as a result of market declines in the value of outstanding Rally's Common Stock and its continuing operating losses (see the GIANT Form 10-K). Rally's operating trends have continued during 1995 (see the Rally's Form 10-K). As a result, the carrying value of the investment in Rally's on GIANT's historical balance sheet as of December 31, 1995 is assumed to approximate the fair value of the underlying net assets. Therefore, the preliminary determination reflects fair value only for the portion of Rally's Common Stock to be acquired pursuant to the Offer but not for previous acquisitions of Rally's Common Stock made by GIANT. The preliminary purchase price allocation has resulted in negative goodwill, which has been allocated to Rally's property and equipment and intangibles on a pro-rata basis. The pro forma adjustments reflect management's best estimates, however, there can be no assurance that the actual adjustments will not differ significantly from the pro forma adjustments reflected in the unaudited pro forma financial information.

  The unaudited pro forma financial statements are not necessarily indicative of either future results of operations or results that might have been achieved if the Offer and the related transactions had been consummated as of the indicated dates. The unaudited pro forma financial statements should be read in conjunction with the historical consolidated financial statements of GIANT and Rally's, together with the related notes thereto, incorporated by reference into this Registration Statement.

                      PROFORMA CONSOLIDATED BALANCE SHEET

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   PROFORMA
                           DECEMBER 31, 1995     ADJUSTMENTS
                          -------------------- ----------------------
                           RALLY'S     GIANT      DR            CR           PROFORMA
                          ---------  --------- --------       -------       -----------
                          (AUDITED)  (AUDITED)                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equiva-
   lents................  $  9,494    $16,991                                $ 26,485
  Investments available
   for sale.............     4,933     25,650                  13,509(D)       17,074
  Other current assets..     7,755      2,330                     436(D)        9,649
                          --------    -------  --------       -------        --------
    Total current as-
     sets...............    22,182     44,971       --         13,945          53,208
Assets available for
 sale...................     3,517        --                                    3,517
Investment in affiliate.       --       3,423     8,500(F)     11,923(G)          --
Property and equipment,
 net....................    78,683      3,267     1,224(H)        559(A)       82,615
Intangibles and other
 assets.................    33,010         20     3,276(H)        476(B)       35,830
                          --------    -------  --------       -------        --------
    Total assets........  $137,392    $51,681  $ 13,000       $26,903        $175,170
                          ========    =======  ========       =======        ========
LIABILITIES
Current liabilities:
  Accounts payable and
   accrued expenses.....    24,732      4,175                     450(F)     $ 29,357
  Current maturities of
   long-term debt and
   obligations under
   capital leases.......    17,544      1,671    15,198(D)                      4,017
                          --------    -------  --------       -------        --------
    Total current lia-
     bilities...........    42,276      5,846    15,198           450          33,374
                                                  7,000(C)
Senior notes, net.......    69,034        --      8,772(D)                     53,262
Other long-term liabili-
 ties...................    19,410        690                                  20,100
Deferred tax liabili-
 ties...................       --         --                    4,500(H)        4,500
                          --------    -------  --------       -------        --------
    Total liabilities...   130,720      6,536    30,970         4,950         111,236
                          --------    -------  --------       -------        --------
Minority interest.......                                        1,341(G)        1,341

STOCKHOLDERS' EQUITY
Preferred stock, $.01
 per value, authorized
 2,000,000 shares,
 valued at..............       --         --                    8,050(F)        8,050
Common stock, $.01 and
 $.10 par value;
 authorized 12,500,000
 and 50,000,000 shares,
 issued 6,966,000 and
 15,927,000 shares......     1,593         69     1,593(E)                         69
Capital in excess of par
 value..................    60,804     33,508    60,804(E)                     33,508
                                                               60,289(E)
                                                 13,264(G)      9,372(D)
Retained
 earnings (deficit).....   (53,617)    28,468     1,035(A)(B)   7,653(C)(D)    37,866
                          --------    -------  --------       -------        --------
                             8,780     62,045    76,696        85,364          79,493
Less common stock in
 treasury; 1,952,000
 shares and 273,000 in
 1995 at cost...........     2,108     16,900                   2,108(E)       16,900
                          --------    -------  --------       -------        --------
    Total stockholders'
     equity.............     6,672     45,145    76,696        87,472          62,593
                          --------    -------  --------       -------        --------
    Total liabilities
     and stockholders'
     equity.............  $137,392    $51,681  $107,666       $93,763        $175,170
                          ========    =======  ========       =======        ========

                See Notes to Unaudited Pro Forma Balance Sheet.

                  NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
                                (IN THOUSANDS)

(A) Reflects the write-up of $665 to fair value of Rally's property and equipment, offset by a pro-rata share of negative goodwill of $1,224.

(B) Reflects the pro-rata share of negative goodwill. Based on the preliminary purchase price allocation, it is estimated that the fair value of identifiable intangibles acquired through the Offer approximate the intangibles on Rally's historical balance sheet. Accordingly, no adjustment has been made to the intangibles, other than the allocated negative goodwill.

(C) Reflects the adjustment to state Rally's Senior Notes at fair value.

(D) Reflects the elimination of Rally's Senior Notes held by GIANT against total outstanding Senior Notes. The adjustment reflects the elimination of the carrying value of the investment on GIANT's balance sheet at December 31, 1995, along with the unrealized loss in the historical stockholders' equity. This elimination also results in a net gain resulting from the higher carrying value of the Senior Notes on Rally's balance sheet. This gain of $9,372 has been credited to Retained Earnings in the pro forma balance sheet.

(E) Reflects elimination of Rally's historical stockholders' equity.

(F) Reflects the issuance of GIANT preferred stock resulting in additional investment in Rally's and the estimated costs associated with the Offer.

(G) Reflects the elimination of GIANT's historical investment in Rally's, the additional investment resulting from the Offer and minority interest.

(H) Reflects deferred taxes on the net step-up in the basis of the investment in net assets of Rally's resulting from the purchase price allocation. The deferred tax liability has initially been allocated to property and equipment, to the extent of the allocated negative goodwill, with the balance recorded as goodwill, which is included in the intangibles in the pro forma balance sheet.

                 PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                               YEAR ENDED           PROFORMA
                            DECEMBER 31, 1995     ADJUSTMENTS
                           --------------------  -----------------
                            RALLY'S     GIANT      DR        CR        PROFORMA
                           ---------  ---------  ------    -------    -----------
                           (AUDITED)  (AUDITED)                       (UNAUDITED)
Income:
  Restaurant sales and
   other fees............  $188,859   $     --                         $ 188,859
  Investment and other
   income................       772       4,096   2,193(C)                 2,675
                           --------   ---------  ------    -------     ---------
                            189,631       4,096   2,193                  191,534
                           --------   ---------  ------    -------     ---------
Costs and expenses:
  Restaurant costs of
   sales.................    64,813         --                            64,813
  Restaurant operating
   expenses..............    83,671         --                            83,671
  General and
   administrative
   expenses..............    32,794       4,123                           36,917
  Interest expense.......    10,682         149     990(A)   1,646(C)      9,868
                                                               307(D)
  Depreciation...........    13,006         368     328(G)   1,749(B)     11,953
  Provision for
   restructuring program,
   other restaurant
   closures, and other
   charges...............    31,045         --                            31,045
                           --------   ---------  ------    -------     ---------
                            236,011       4,640   1,318      3,702       238,267
Equity in loss of
 affiliate...............       --       22,074             22,074(E)        --
Minority interest in loss
 of consolidated
 subsidiary..............                                    9,100(F)      9,100
                           --------   ---------  ------    -------     ---------
Loss before income taxes.   (46,380)    (22,618)  3,511     34,876       (37,633)
Provision (credit) for
 income taxes............       539        (286)                             253
                           --------   ---------  ------    -------     ---------
Net loss.................  $(46,919)  $ (22,332) $3,511    $34,876     $ (37,886)
                           ========   =========  ======    =======     =========
Net loss per share.......                $(4.37)
Pro forma net loss per
 share...................                                                 $(7.44)
Weighted average common
 shares..................             5,110,000                        5,110,000
Fixed charges exceed
 earnings by.............                                               $(34,230)

           See Notes to Unaudited Pro Forma Statement of Operations.

                  NOTES TO PRO FORMA STATEMENT OF OPERATIONS

(A) Reflects the additional interest expense for the amortization of the discount on Rally's Senior Notes, associated with the discount recorded to reflect the Senior Notes at fair value.

(B) Reflects the before-tax reduction in depreciation and amortization, resulting from the preliminary purchase price allocation. The reduction is caused primarily as a result of (i) writedowns of property and equipment recorded by Rally's during 1995, the full year impact of which has not been reflected in the historical financial statements, and (ii) the reduction in the depreciable basis of property and equipment on the portion to which preliminary purchase price allocation is applied, due to the elimination of historical accumulated depreciation. An 11-year average remaining life is used to amortize intangibles, consisting of franchise rights, resulting from the Offer, and 20 year life is used for the new goodwill and other new intangibles resulting from the preliminary purchase price allocation. The amortization lives used in the pro forma income statement reflect the average remaining contractual lives of franchise royalties, and management's estimate of the useful life of other intangibles acquired, including goodwill.

(C) Reflects the elimination of the historical interest income recorded by GIANT, including amortization of discount, related to the Rally's Senior Notes held by GIANT, and the corresponding interest expense by Rally's which excludes discount amortization as the Senior Notes did not carry a material discount on Rally's historical balance sheet.

(D) Reflects the elimination of a portion of the additional interest expense recorded in 1) above, that corresponds to the Senior Notes held by GIANT.

(E) Reflects the elimination of the equity in loss of Rally's.

(F) Reflects the 20.1% minority interest in Rally's loss. This adjustment assumes that there will be sufficient minority interest liability on the consolidated financial statements in the future to offset any future losses by Rally's. The full benefit of minority interest may not be realizable in the future if the minority interest liability is reduced to zero.

(G) Reflects the additional depreciation and amortization related to the increase in the property and equipment and intangibles, resulting from the allocation of deferred taxes. No corresponding tax benefit is recorded due to the pro forma net loss.

                      DESCRIPTION OF GIANT CAPITAL STOCK

  The authorized capital stock of GIANT consists of 12,500,000 shares of GIANT Common Stock and 2,000,000 shares of Preferred Stock.

COMMON STOCK

  Each holder of GIANT Common Stock is entitled to one vote with respect to all matters. Holders of GIANT Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of GIANT, the holders of GIANT Common Stock are entitled to receive ratably the net assets of GIANT available after payment of all debts and other liabilities, subject to the prior rights of any outstanding Preferred Stock. Holders of GIANT Common Stock have no preemptive, subscription, redemption or conversion rights. See "--Stockholders Rights Plan."

PREFERRED STOCK

  The Preferred Stock may be issued in one or more series. The Board of Directors has authority to establish the designations, powers, preferences and rights and the qualifications, limitations or restrictions and the number of shares included in such series. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which would adversely affect the voting and other rights of stockholders. Any designation and issuance of such shares could be used to dilute the stock ownership of persons seeking to gain control of GIANT and could otherwise have the effect of delaying, deferring or preventing a change in control of GIANT. See "--Stockholders Rights Plan."

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

  The Board of Directors has authorized a series of up to 12,500 shares of Series A Junior Participating Stock (the "Series A Preferred Stock"). Holders of shares of Series A Preferred Stock will be entitled to receive quarterly dividends on the first day of each January, April, July and October in an amount equal to the greater of (a) $1.00 or (b) the Adjustment Number (as defined) times the aggregate per share amount of cash dividends or other distributions other than a dividend payable in shares of Common Stock, declared on the Shares of Common Stock since the immediately preceding dividend payment date. The "Adjustment Number" shall initially be 1000 and shall be adjusted to reflect stock dividends, subdivisions and combinations. Dividends on the Series A Preferred Stock are cumulative. Each share of Series A Preferred Stock will entitle the holder to a number of votes equal to the Adjustment Number. Upon the liquidation, dissolution or winding up of GIANT, the holders of Series A Preferred Stock will be entitled to receive, prior to distributions to holders of GIANT Common Stock and other series of Preferred Stock ranking junior to the Series A Preferred Stock an amount per share equal the greater of (i) $100, plus accrued and unpaid dividends, and (ii) the Adjustment Number times the per share amount of all cash or property to be distributed in respect of the GIANT Common Stock. The Series A Preferred Stock has no mandatory redemption and may not be redeemed by GIANT. The Series A Preferred Stock ranks junior to all other series of Preferred Stock as to the payment of dividends and distributions of assets unless the terms of such series shall provide otherwise, and ranks senior to the GIANT Common Stock as to such matters.

SERIES B CUMULATIVE PARTICIPATING PREFERRED STOCK

  The Board of Directors has authorized a series of up to           shares of
Series B Preferred Stock. Holders of Series B Preferred Stock are entitled to receive Mandatory Dividends, which are cumulative, at the rate of $.10 per annum, payable semi-annually. In addition, after GIANT Common Stock has received, in any semi-annual period, dividends equal, on a per share basis, to the Mandatory Dividend applicable to such period, holders of Series B Preferred Stock are entitled to a Participating Dividend equal on a per share basis (subject to adjustment in the event of stock splits, stock dividends and similar events affecting GIANT Common Stock) to additional dividends declared on shares of GIANT Common Stock. Dividends payable on Series B Preferred

Stock will be payable prior to payment of any such dividend on GIANT Common Stock. In the event of a split, subdivision, consolidation or other similar event regarding GIANT Common Stock, appropriate adjustment will be made in the dividend rate appurtenant to the Series B Preferred Stock.

  Holders of Series B Preferred Stock will not have any voting rights except as required by law; provided, however, that in the event that GIANT shall be in default for three semi-annual periods (whether or not consecutive), of its obligation to pay Mandatory Dividends on the Series B Preferred Stock if dividends have been declared, holders of Series B Preferred Stock voting separately as a class will be entitled to elect two directors to the Board of Directors until such default has been cured. GIANT has no obligation to declare any Participating Dividends on the Series B Preferred Stock unless it declares dividends on GIANT Common Stock in excess of $.05 per share in any semi-annual Mandatory Dividend period. GIANT does not currently anticipate that it will declare or pay dividends for the foreseeable future.

  Upon the liquidation, dissolution or winding up of GIANT, the holders of Series B Preferred Stock will be entitled to receive $2.00 per share prior to distribution to holders of GIANT Common Stock and other series of Preferred Stock ranking junior to the Series B Preferred Stock. After payment of $2.00 per share to holders of GIANT Common Stock, the Series B Preferred Stock will be entitled to participate on an equal basis with GIANT Common Stock in any other payments upon the liquidation, dissolution or winding up of GIANT (subject to adjustment in the event of stock splits, stock dividends and other similar events affecting GIANT Common Stock). The Series B Preferred Stock is not subject to mandatory redemption.

  The Series B Preferred Stock has no maturity. The Series B Preferred Stock may not be treated differently (except for voting rights and subject to adjustment in the event of a split, consolidation or other similar event affecting GIANT Common Stock) than the GIANT Common Stock in any merger, reorganization, recapitalization or similar transaction and GIANT may not support any tender or exchange offer which attempts to do so.

  The Series B Preferred Stock ranks senior to the GIANT Common Stock and the Series A Preferred Stock and junior to all other series of Preferred Stock as to the payment of dividends and distributions of assets unless the terms of such series shall provide otherwise.

STOCKHOLDERS RIGHTS PLAN

  On January 4, 1996, GIANT declared a dividend of one right ("Right") for each share of GIANT Common Stock outstanding on January 16, 1996 and authorized the issuance of additional Rights for GIANT Common Stock issued
after that date. On           , 1996, GIANT amended the Rights Plan to provide
for the issuance of one Right for each share of Series B Preferred Stock issued and outstanding.

  Each Right will entitle the holder to buy 1/1,000th of a share of Series A Preferred Stock at an exercise price of $30 for each 1/1,000th of a share. The Rights will be exercisable and will trade separately from the GIANT Common Stock and Series B Preferred Stock only if a person or group of persons becomes the beneficial owner of 15% or more of the GIANT Common Stock (an "Acquiring Person") or if a person commences a tender or exchange offer the consummation of which would result in such person becoming the beneficial owner of 15% or more of the GIANT Common Stock; provided however, because Mr. Sugarman beneficially owned in excess of 15% of the GIANT Common Stock, Mr. Sugarman will only become an Acquiring Person upon the acquisition by Mr. Sugarman of additional shares of GIANT Common Stock, other than acquisitions through stock dividends, stock option plans, company compensation plans and other similar arrangements.

  If any person does become an Acquiring Person (subject to certain exceptions), the other holders of GIANT Common Stock and Series B Preferred Stock will be able to exercise the Rights and buy GIANT Common Stock having twice the value of the exercise price of the Rights. GIANT may, at its option, substitute fractional interests of a share of Series A Preferred Stock for each share of GIANT Common Stock to be issued upon exercise of the Rights. Additionally, if GIANT is involved in certain mergers where its shares are exchanged or certain major sales of its assets occur, holders of GIANT Common Stock and Series B Preferred Stock will be able to purchase for the exercise price shares of stock of the Acquiring Person having twice the value of the exercise price of the Rights.

  The Rights may be redeemed by GIANT at any time prior to the time any person becomes an Acquiring Person for a price of $.01 per Right. Unless exercised, the Rights expire on January 4, 2006.

  The Rights could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of GIANT, even though such an attempt might be beneficial to GIANT and its stockholders. In addition, because the Rights may discourage accumulations of large blocks of GIANT Common Stock by purchasers whose objective is to take control of GIANT, the Rights could tend to reduce the likelihood of fluctuations in the market price of GIANT Common Stock that might result from accumulations of large blocks of stocks.

DELAWARE BUSINESS COMBINATION ACT

  GIANT is incorporated under the Delaware General Corporation Law ("DGCL").
Section 203 of the DGCL imposes a three-year moratorium on business combinations between a Delaware corporation and an "interested stockholder" (in general, a stockholder owning 15% or more of a corporation's outstanding voting stock) or an affiliate or associate of an interested stockholder, unless (i) prior to an interested stockholder's becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction resulting in the interested stockholder's becoming an interested stockholder, (ii) upon consummation of the transaction resulting in an interested stockholder's becoming an interested stockholder, the interested stockholder owned 85% or more of the voting stock outstanding at the time the transaction commenced (excluding shares beneficially owned by directors who are also officers and by certain employee stock plans), or (iii) on or after the date on which an interested stockholder became an interested stockholder, the business combination is approved by (a) the board of directors and (b) holders of at least 66 2/3% of the total voting power (other than those shares beneficially owned by the interested stockholder) at a meeting of stockholders.

  Section 203 of the DGCL applies to corporations incorporated in Delaware, unless, among other things, the corporation expressly elects not to be governed by the legislation and sets forth that election in an amendment to the corporation's certificate of incorporation or by-laws as approved by (in addition to another vote required by law) a majority of the shares entitled to vote. Such amendment would not be effective until 12 months after the date of its adoption and would not apply to any business combination between the corporation and any person who became an interested stockholder on or prior to the adoption of the amendment. GIANT has not made such an election and is subject to Section 203 of the DGCL.

  Section 203 of the DGCL may discourage other persons from making a tender offer for or acquisition of substantial amounts of GIANT Common Stock. This could have the effect of inhibiting changes in management and may also prevent temporary fluctuations in the market price of the Series B Preferred Stock that often result from actual or rumored takeover attempts.

ELIMINATION OF MONETARY LIABILITY FOR DIRECTORS

  In accordance with the DGCL, GIANT's Certificate of Incorporation, as amended, limits the personal liability of its directors for violations of their fiduciary duty. The Restated Certificate of Incorporation eliminates each director's liability to GIANT or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to GIANT or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the section of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such action involving gross negligence. This provision will not, however, limit in any way the liability of directors for violations of the federal securities law.

INDEMNIFICATION

  The limited liability provisions in GIANT's Restated Certificate of Incorporation and the indemnification provisions in GIANT's by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty and may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action if successful, might otherwise have benefitted GIANT and its stockholders. Furthermore, a stockholder's investment in GIANT may be adversely affected to the extent GIANT pays the costs of settlement and damage awards relating to GIANT's directors and officers pursuant to the indemnification provisions in GIANT's by-laws.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock and the Series B Preferred Stock is Chemical Mellon Shareholder Services, LLC, New York, New York.

                                   TAXATION

  In the opinion of Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP ("Christensen, White"), Los Angeles, California, counsel to GIANT, the following are the material federal income tax consequences of the issuance of Series B Preferred Stock in exchange for Rally's Common Stock in the Offer, and of the ownership and disposition of Series B Preferred Stock. Unless otherwise stated, this summary deals only with the Series B Preferred Stock held as capital assets by holders who acquire the Series B Preferred Stock pursuant to the Offer. It does not deal with special classes of holders, such as dealers in securities or life insurance companies. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis).

  All holders of Rally's Common Stock are advised to consult with their tax advisors as to the federal income tax consequences of the exchange of Rally's Common Stock for Series B Preferred Stock and the ownership and disposition of Rally's Shares in light of their particular circumstances, as well as the effect of any state, local or other tax law.

  The exchange of Rally's Common Stock for Series B Preferred Stock pursuant to the Offer will be a taxable transaction. In the case of a holder of Rally's Common Stock who exchanges Rally's Common Stock for Series B Preferred Stock pursuant to the Offer, gain or loss will be recognized in an amount equal to the difference between the fair market value on the Expiration Date of the Series B Preferred Stock received in the exchange and the exchanging holder's tax basis in the Rally's Common Stock exchanged therefor and will be long-term capital gain or loss if the Rally's Common Stock has been held for more than one year as of such date.

  Upon a sale, exchange or other disposition of the Series B Preferred Stock, a holder will recognize gain or loss equal to the difference between the amount realized and the securityholder's adjusted tax basis in the Series B Preferred Stock. Gain or loss will be a capital gain or loss. Such gain or loss will be long-term capital gain or loss if the Series B Preferred Stock has been held for more than one year.

                                 LEGAL MATTERS

  Certain matters relating to the validity of the Series B Preferred Stock to be issued pursuant to the Offer will be passed upon for GIANT by Christensen, White. Terry N. Christensen, a director of GIANT, is a partner of Christensen, White, owns 500 shares of GIANT Common Stock, holds presently exercisable options to purchase 6,667 additional shares of GIANT Common Stock and owns 2,000 shares of Rally's Common Stock. Patricia L. Glaser, a director of Rally's, is a partner of Christensen, White and owns 8,274 shares of Rally's Common Stock and holds presently exercisable options to purchase 30,000 additional shares of Rally's Common Stock.

                                    EXPERTS

  The audited financial statements of GIANT for the year ended December 31, 1995 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report.

  The audited financial statements and financial statement schedule of Rally's incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report.

  The consolidated balance sheet of GIANT as of December 31, 1994 and the consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  Manually signed facsimiles of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for shares of Rally's Common Stock and any other required documents should be sent or delivered by each holder of Rally's Common Stock or his broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at one of the addresses set forth below:

                     The Exchange Agent for the Offer Is:

                   CHEMICAL MELLON SHAREHOLDER SERVICES, LLC




       By Mail:             Facsimile Transmission    By Hand or Overnight
                                  (201) 296-4293             Delivery:


                            Confirm by Telephone:
                                (201) 296-4209

 Reorganization Department                            Reorganization Department
       P.O. Box 817                                         120 Broadway
      Midtown Statio                                         13th Floor
    New York, NY 10018                                   New York, NY 10271


                               For Information:

                            D.F. KING & CO., INC.
                          77 Water Street New York,
                         New York 10005 (800) 848-3155

  Any questions or requests for assistance or additional copies of this Prospectus or the Letter of Transmittal may be directed to the Information Agent at its address and telephone number set forth below. Holders of Rally's Common Stock may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the General Corporation Law of Delaware empowers GIANT to indemnify, subject to the standards set forth therein, any person who is a party in any action in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person was a director, officer, employee or agent of GIANT, or is or was serving as such with respect to another entity at the request of the Parent. The General Corporation law of Delaware also provides that GIANT may purchase insurance on behalf of any such director, officer, employee or agent.

  Paragraph 51 of the Bylaws of GIANT in effect provides for the indemnification by GIANT of each director and officer of GIANT to the full extent permitted by applicable law.

  In accordance with the Delaware General Corporation Law, the Registrant's Certificate of Incorporation, as amended, limits the personal liability of its directors for violations of their fiduciary duty. The Certificate of Incorporation eliminates each director's liability to the Registrant or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the section of the Delaware law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. This provision will not, however, limit in any way the liability of directors for violations of the Federal securities laws.

  The Registrant carries Directors and Officers Liability Insurance Policies with a limit of $15,000,000. Such policies expire in September 1996 and May 1997.

ITEM 21. EXHIBITS


 EXHIBIT
   NO.                                   DESCRIPTION OF EXHIBIT
 -------                                 ----------------------
  3.1.1    Restated Certificate of Incorporation of GIANT, as amended through May 21, 1987
           (filed as Exhibit 3.1 to GIANT's Quarterly Report on Form 10-Q for the quarter ended June 30, 1987, and incorporated herein by reference).
  3.1.2    Certificate of Amendment to Restated Certificate of Incorporation of GIANT, dated
           June 1, 1990 (filed as Exhibit 3.1 to GIANT's Quarterly Report on form 10-Q for the quarter ended June 30, 1990, and incorporated herein by reference).
  3.1.3    Certificate of Amendment to Restated Certificate of Incorporation of GIANT, dated
           November 9, 1992 (filed as Exhibit 1 to GIANT's Current Report on Form 8-K, dated
           November 10, 1992, and incorporated herein by reference).
  3.1.4    Certificate of Amendment to Restated Certificate of Incorporation, dated May 9,
           1994 (filed as Exhibit 3.1.4 to GIANT's Annual Report on Form 10-K, dated March
           28, 1995, and incorporated herein by reference).
  3.1.5    Certificate of Designation of Series A Preferred Stock (filed as Exhibit 3.1.5 to
           GIANT's Annual Report on Form 10-K, dated March 25, 1996, and incorporated herein by reference.
  3.1.6**  Certificate of Designation of Series B Cumulative Participating Preferred Stock.
  3.2      By-laws of GIANT, as amended (filed as Exhibit 3.2 to GIANT's Quarterly Report on
           Form 10-Q for the quarter ended June 30, 1990, and incorporated herein by reference).
  3.2.1    Amendment to the By-laws of GIANT (filed as Exhibit 1 to GIANT's Current Report on Form 8-K, dated January 14, 1996, and incorporated herein by reference).

 EXHIBIT
   NO.                                 DESCRIPTION OF EXHIBIT
 -------                               ----------------------
  4.1    Rights Agreement of GIANT, dated January 4, 1996 (filed as Exhibit 2.6 to the
         GIANT's Form 8-A, dated January 12, 1996, and incorporated herein by reference).
  5**    Opinion of Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP
         (including the consent of such firm).
  7**    Opinion of Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP.
 10.1    1985 Non-Qualified Stock Option Plan, as amended (filed as Exhibit 10.1.2 to
         GIANT's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference).
 10.2.1  Stock Purchase Agreement, dated April 12, 1990, by and among KCC Delaware GIANT, a Delaware corporation, Golden State Newsprint Company, Inc., a Delaware
         corporation, and Smurfit International B.V., a Netherlands corporation ("Smurfit
         International") (filed as Exhibit 1 to GIANT's Current Report on Form 8-K, dated
         May 8, 1990, and incorporated herein by reference).
 10.2.2  Guaranty, dated April 12, 1990 executed by GIANT in favor of Smurfit
         International (filed as Exhibit 2 to GIANT's Current Report on Form 8-K, dated
         May 8, 1990, and incorporated herein by reference).
 10.2    Employment Agreement dated July 24, 1993, between GIANT and Burt Sugarman (filed as Exhibit 10(d)(1) to GIANT's Annual Report on Form 10-K for the year ended
         December 31, 1993, and incorporated herein by reference).
 10.3    First Amendment to Loan and Security Agreement, dated October 6, 1994 between
         Giant Cement and CIT (filed as Exhibit 10.5.7 to GIANT's Annual Report on Form
         10-K, dated March 28, 1995, and incorporated herein by reference).
 10.4    First Amendment to Credit Agreement, dated as of September 29, 1994, among Giant
         Cement, Keystone Cement and GECC (filed as Exhibit 10.6.4 to GIANT's Annual
         Report on Form 10-K, dated March 28, 1995, and incorporated herein by reference).
 10.5    Tax Sharing and Indemnification Agreement, dated as of September 27, 1994 between
         GIANT and Giant Cement Holding, Inc. ("GCHI") (filed as Exhibit 1 to GIANT's
         Current Report on Form 8-K, dated October 14, 1994, and incorporated herein by reference).
 10.6    Indemnification and Release Agreement, dated as of September 27, 1994, among
         GIANT, KCC Delaware Company and GCHI (filed as Exhibit 2 to GIANT's Current
         Report on form 8-K, dated October 14, 1994 and incorporated herein by reference).
 10.7    Note purchase agreement ($16 million face value bonds) between the Registrant
         (Seller) and Rally's Hamburgers, Inc. (Buyer), dated January 29, 1996 (filed as
         Exhibit 10.7 to GIANT's Annual Report on Form 10-K for the year ended December
         31, 1995, and incorporated herein by reference).
 10.8    Note purchase agreement ($6 million face value bonds) between the Registrant
         (Seller) and Rally's Hamburgers, Inc. (Buyer), dated January 29, 1996 (filed as
         Exhibit 10.8 to GIANT's Annual Report on Form 10-K for the year ended December
         31, 1995, and incorporated herein by reference).
 10.9    Short-term promissory note ($4.1 million) between the Registrant (Payee) and
         Rally's Hamburgers, Inc. (Maker), dated January 29, 1996 (filed as Exhibit 10.9 to GIANT's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference).
 10.10   Promissory Note for advances of up to $2 million between GIANT (Maker) and
         Rally's Hamburgers, Inc. (Payee), dated February 1, 1996 (filed as Exhibit 10.10 to GIANT's annual Report on
         Form 10-K for the year ended December 31, 1995, and incorporated herein by reference).
 10.12   Letter of Credit Agreement between GIANT and Bank of America National Trust and
         Savings Association, dated February 23, 1996 (filed as Exhibit 10.7 to GIANT's
         Annual Report on
         Form 10-K for the year ended December 31, 1995 and incorporated herein by reference).
 10.13   Amendment Number 1, dated March 18, 1996, to Letter of Credit Agreement between
         GIANT and Bank of America National Trust and Savings Association, dated February
         23, 1996 (filed as Exhibit 10.13 to GIANT's Annual Report on Form 10-K for the
         year ended December 31, 1995 and incorporated herein by reference).
 11      Statement re: Computation of Per Share Earnings (filed as Exhibit 11 to GIANT's
         Annual Report on
         Form 10-K for the year ended December 31, 1995, and incorporated herein by reference).

 EXHIBIT
   NO.                                 DESCRIPTION OF EXHIBIT
 -------                               ----------------------
 12      Ratio of Earnings to Fixed Charges and Preferred Dividends
 16      Letter from Coopers & Lybrand L.L.P. to the Securities and Exchange Commission
         dated January 29, 1996. (Filed as Exhibit 1 to GIANT's Current Report on Form 8-
         K, dated January 29, 1996, and incorporated herein by reference).
 21      Subsidiary List (filed as Exhibit 21 to GIANT's annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference).
 23.1.1* Consent of Arthur Andersen LLP.
 23.1.2* Consent of Arthur Andersen LLP.
 23.2*   Consent of Coopers & Lybrand L.L.P.
 23.3    Consent of Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP
         (included in Exhibit 5).
 24      Power of Attorney (see page II-4).

- --------
 * Filed herewith
** To Be Filed by Amendment

ITEM 22. UNDERTAKINGS

  GIANT hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus within one business day of receipt of such request and to send incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (b) GIANT hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to
Section 13(a) of Sections 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (g)(1) GIANT hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (g)(2) GIANT undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of GIANT pursuant to the foregoing provisions, or otherwise, GIANT has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by GIANT of expenses incurred or paid by a director, officer or controlling person of GIANT in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, GIANT will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly Hills, State of California, on March 28, 1996.

                                          GIANT GROUP, LTD.,
                                          a Delaware Corporation

                                          By /s/    Burt Sugarman
                                            -----------------------------------
                                          Burt Sugarman, Chairman of the Board
                                               and Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signatures appears below, hereby constitutes and appoints Burt Sugarman and Cathy L. Wood, each acting alone, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and his name, place and stead in any and all capacities, to sign any or all amendments or supplements to this Registration Statement and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this Registration Statement or any amendments or supplements hereto in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their respective capacities with GIANT GROUP, LTD., a Delaware corporation, on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

/s/      Burt Sugarman               Chairman of the Board and       March 28, 1996
____________________________________ Chief Executive Officer
   Burt Sugarman

/s/     David Gotterer               Director                        March 28, 1996
____________________________________
   David Gotterer

/s/    Terry Christensen             Director                        March 28, 1996
____________________________________
   Terry Christensen

/s/     Robert Wynn                  Director                        March 28, 1996
____________________________________
   Robert Wynn

/s/     Cathy L. Wood                Vice President and Chief        March 28, 1996
____________________________________ Financial Officer (Chief
   Cathy L. Wood                     Financial and Accounting
                                     Officer)